Exhibit 99.1

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have audited the accompanying consolidated balance sheets of Kookmin Bank (the “Bank”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank and it’s subsidiaries as of December 31, 2007 and 2006, and the results of its operations, the changes in shareholders’ equity, and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

March 3, 2008

Notice to Readers

This report is effective as of March 3, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
ASSETS
Cash and due from banks (Notes 4 and 21)	(Won)	6,727,411	(Won)	6,688,977
Securities (Notes 5 and 21)		34,239,723		32,588,135
Loans (Notes 6 and 21)		171,730,131		150,017,861
Tangible assets (Note 9)		2,301,464		2,139,486
Other assets (Note 10)		8,045,715		7,478,977

	(Won)	223,044,444	(Won)	198,913,436

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 11 and 21)	(Won)	142,100,520	(Won)	133,296,975
Borrowings (Notes 12 and 21)		50,170,776		38,786,899
Other liabilities (Notes 13, 14, 15, 16, 17 and 20)		14,666,041		11,701,501

		206,937,337		183,785,375

SHAREHOLDERS’ EQUITY (Note 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,274,535		6,274,831
Accumulated other comprehensive income		331,159		885,141
Retained earnings		7,775,285		6,241,912
Minority interests		44,232		44,281

		16,107,107		15,128,061

	(Won)	223,044,444	(Won)	198,913,436

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	21,178	(Won)	34,036
Interest on securities		1,623,163		1,505,053
Interest on loans		12,176,822		10,678,249
Other interest income		55,993		50,065

		13,877,156		12,267,403

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		11,151		21,074
Gain on disposal of trading securities		109,239		60,242
Gain on disposal of available-for-sale securities		818,824		201,319
Reversal of impairment loss on available-for-sale securities (Note 5)		31,784		84,443

		970,998		367,078

Gain on disposal of loans		27,620		37,311

Foreign exchange trading income		537,397		245,217

Commission income		1,582,332		1,379,420

Fees and commissions from trust accounts		137,416		125,786

Dividends income		11,925		7,924

Other operating income:
Gain on derivatives trading		2,925,826		4,422,217
Gain on valuation of derivatives (Note 20)		1,261,125		935,246
Gain on valuation of fair value hedged items (Notes 11,12 and 20)		212,295		35,828
Other operating income		75,708		109,404

		4,474,954		5,502,695

Insurance revenue		534,537		386,944

Total operating revenues		22,154,335		20,319,778

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		4,273,681		3,543,984
Interest on borrowings		2,448,866		1,797,305
Other interest expenses		75,075		50,757

		6,797,622		5,392,046

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		62,479		11,998
Loss on disposal of trading securities		93,433		51,350
Loss on disposal of available-for-sale securities		25,517		15,416
Impairment loss on available-for-sale securities (Note 5)		76,756		127,571

		258,185		206,335

Loss on valuation and disposal of Loans:
Provision for possible loan losses (Note 8)		547,467		1,028,465
Loss on disposal of loans		8,558		17,222

		556,025		1,045,687

Foreign exchange trading losses		310,178		296,771

Commission expenses		608,464		484,030

General and administrative expenses (Note 22)		3,790,362		3,317,859

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses	(Won)	18,174	(Won)	8,932
Loss on derivatives trading		2,787,409		4,082,692
Loss on valuation of derivatives (Note 20)		1,550,017		1,015,782
Loss on valuation of fair value hedged items (Note 20)		4,061		31,517
Other operating expenses		650,943		802,196

		5,010,604		5,941,119

Insurance expense		542,241		385,897

Total operating expenses		17,873,681		17,069,744

OPERATING INCOME		4,280,654		3,250,034

NON-OPERATING REVENUE (Note 23)		372,386		297,440

NON-OPERATING EXPENSES (Note 23)		108,294		122,912

INCOME BEFORE INCOME TAX		4,544,746		3,424,562

INCOME TAX EXPENSE (Note 24)		1,782,548		957,556

NET INCOME	(Won)	2,762,198	(Won)	2,467,006

Controlling company interests, gain	(Won)	2,757,316	(Won)	2,458,260
Minority interests, gain		4,882		8,746

	(Won)	2,762,198	(Won)	2,467,006

BASIC NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	8,197	(Won)	7,308

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	8,179	(Won)	7,308

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In millions)
January 1, 2006	(Won)	1,681,896	(Won)	6,269,599	(Won)	(5,772)	(Won)	498,361	(Won)	3,967,535	(Won)	38,613	(Won)	12,450,232
Dividend		—		—		—		—		(184,889)		(4,729)		(189,618)

Retained earnings after appropriations										3,782,646		33,884		12,260,614
Net income		—		—		—		—		2,458,260		8,746		2,467,006
Valuation of available-for-sale securities		—		—		—		373,255		—		1,434		374,689
Valuation of held-to-maturity securities		—		—		—		(328)		—		—		(328)
Valuation of securities using the equity method		—		—		—		13,853		—		—		13,853
Exercise of stock options		—		—		(3,888)		—		—		—		(3,888)
Disposal of treasury stock		—		3,511		9,660		—		—		—		13,171
Change in retained earnings of the trust account		—		—		—		—		2,794		—		2,794
Return of capital		—		—		—		—		—		(4,500)		(4,500)
Others		—		1,721		—		—		(1,788)		4,717		4,650

December 31, 2006	(Won)	1,681,896	(Won)	6,274,831	(Won)	—	(Won)	885,141	(Won)	6,241,912	(Won)	44,281	(Won)	15,128,061

January 1, 2007	(Won)	1,681,896	(Won)	6,274,831	(Won)	—	(Won)	885,141	(Won)	6,241,912	(Won)	44,281	(Won)	15,128,061
Dividend		—		—		—		—		(1,227,784)		(1,534)		(1,229,318)

Retained earnings after appropriations										5,014,128		42,747		13,898,743
Net income		—		—		—		—		2,757,316		4,882		2,762,198
Paid in capital increase		—		(296)		—		—		—		19,315		19,019
Valuation of available-for-sale securities		—		—		—		(530,468)		—		(10,348)		(540,816)
Valuation of held-to-maturity securities		—		—		—		(56)		—		—		(56)
Valuation of derivatives		—		—		—		(60)		—		(58)		(118)
Valuation of securities using the equity method		—		—		—		(23,398)		—		—		(23,398)
Change in retained earnings of the trust account		—		—		—		—		3,948		—		3,948
Change in the scope of consolidation		—		—		—		—		—		(12,306)		(12,306)
Others		—		—		—		—		(107)		—		(107)

December 31, 2007	(Won)	1,681,896	(Won)	6,274,535	(Won)	—	(Won)	331,159	(Won)	7,775,285	(Won)	44,232	(Won)	16,107,107

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,762,198	(Won)	2,467,006

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation of trading securities		62,479		11,998
Impairment loss on available-for-sale securities		76,756		127,571
Loss on valuation of securities accounted for using the equity method		725		4,236
Provision for possible loan losses		547,467		1,028,465
Depreciation and amortization		425,574		326,423
Loss on disposal of tangible assets		1,684		2,737
Loss on valuation of derivatives		1,550,017		1,015,782
Loss on valuation of fair value hedged items		4,061		31,517
Provision for severance benefits		194,674		169,288
Gain on valuation of trading securities		(11,151)		(21,074)
Reversal of impairment loss on available-for-sale securities		(31,784)		(84,443)
Gain on valuation of securities accounted for using the equity method		(26,518)		(33,975)
Gain on disposal of tangible assets		(10,517)		(10,931)
Gain on valuation of derivatives		(1,261,125)		(935,246)
Gain on valuation of fair value hedged items		(212,295)		(35,828)
Others, net		600,202		545,000

		1,910,249		2,141,520

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in trading securities		(2,278,865)		923,296
Net decrease in available-for-sale securities		291,715		1,242,661
Net increase in held-to-maturity securities		(342,213)		(713,092)
Net increase in loans		(22,300,256)		(15,479,978)
Net decrease (increase) in accounts receivable		82,496		(1,710,289)
Net increase in accrued income		(102,155)		(160,775)
Net increase in prepaid expenses		(10,963)		(39,307)
Net decrease in deferred income tax assets		87,322		337,051
Net increase in accounts payable		249,186		1,509,988
Net increase (decrease) in accrued expenses		549,205		(770,768)
Net increase in unearned revenues		27,440		14,930
Payment of severance benefits		(27,730)		(18,209)
Net increase in severance insurance deposits		(137,771)		(99,557)
Others, net		463,861		(430,027)

		(23,448,728)		(15,394,076)

Net cash used in operating activities		(18,776,281)		(10,785,550)

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks	(Won)	(785,415)	(Won)	(1,060,524)
Net decrease (increase) in securities accounted for using the equity method		103,277		(54,106)
Disposal of tangible assets		20,086		24,286
Purchase of tangible assets		(491,971)		(364,870)
Disposal of intangible assets		5,880		—
Purchase of intangible assets		(88,046)		(45,095)
Net increase in guarantee deposits paid		(147,084)		(4,515)
Net decrease (increase) in domestic exchange settlement debits		208,727		(241,817)
Others, net		(17,604)		(38,329)

Net cash used by investing activities		(1,192,150)		(1,784,970)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		8,791,819		3,677,600
Net increase in borrowings		11,251,579		8,963,090
Net increase (decrease) in other liabilities		388,351		(201,210)
Exercise of stock options		—		10,615
Dividend		(1,229,318)		(189,618)
Others, net		19,019		(4,500)

Net cash provided by financing activities		19,221,450		12,255,977

NET DECREASE IN CASH AND DUE FROM BANKS		(746,981)		(314,543)

CASH AND DUE FROM BANKS, BEGINNING OF YEAR		3,369,272		3,683,815

CASH AND DUE FROM BANKS, END OF YEAR (Note 29)	(Won)	2,622,291	(Won)	3,369,272

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of December 31, 2007, the Bank’s paid-in capital is (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,205 domestic branches and offices (excluding 260 automated teller machine stations) and four overseas branches (excluding two subsidiaries and three offices) as of December 31, 2007.

2.	SCOPE OF CONSOLIDATION AND EQUITY METHOD ACCOUNTING:

The consolidated financial statements include the Bank and trust accounts whose principal or fixed of return is guaranteed by the Bank and its wholly or partially owned subsidiaries.

Subsidiaries included in the consolidation and accounted for using the equity method as of December 31, 2007 were as follows:

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
Consolidated:
KB Investment Co., Ltd.	December 31	8,951,293	99.99	Investing and financing to small and medium-sized enterprises
KB Futures Co., Ltd.	March 31	3,999,200	99.98	Deals with and brokerage services for futures transactions
KB Data System Co., Ltd.	December 31	799,960	99.99	Software services for the Bank and other companies
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	Development, management and brokerage services with regards to real estate and trust

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
KB Asset Management Co., Ltd.	March 31	6,134,040	80.00	Providing security investment trust services and investment consulting services
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	Delinquent loan collection service and credit checking services
KB Life Insurance Co., Ltd.	March 31	7,140,000	51.00	Insurance service
Kookmin Bank Int'l Ltd. (London)	December 31	20,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00	Commercial banking business and foreign exchange operation

Accounted for using the equity method:
ING Life Insurance Korea Co., Ltd. (*2)	March 31	1,162,200	14.90	Insurance service
Balhae Infrastructure Fund (*2)	June 30 & December 31	8,425,031	12.61	Investment in social overhead capital
Korea Credit Bureau Co., Ltd. (*3)	December 31	180,000	9.00	Credit reporting and collection agency services
KLB Securities Co., Ltd. (*1)	December 31	4,854,713	36.41	Securities related business
Jooeun Industrial Co., Ltd. (*1)	December 31	1,999,910	99.99	House construction
Kookmin Bank Singapore Ltd. (*1)	December 31	30,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK) (*1)	December 31	700,000	100.00	Commercial banking business and foreign exchange operation
Sorak Financial Holdings PTE Ltd. (Singapore)	December 31	1,422,216	25.00	Investment
KB 06-1 Venture Investment Fund (*4)	December 31	300	75.00	Investment in venture business
Kookmin China Fund No.1 (*4 & *6)	December 31	69	50.00	Investment in venture business
KTTC Kookmin Venture Fund (*6)	December 31	200	20.00	Investment in venture business
Kookmin Investment Partnership No.16 (*6)	July 31	184	20.00	Investment in venture business
KB 03-1 Venture Investment Fund (*6)	December 31	225	16.67	Investment in venture business
KB 03-1 Corporate Restructuring Fund (*6)	December 31	116	29.00	Investment in venture business
NPC 05-6 Kookmin Venture Fund (*6)	December 31	500	20.00	Investment in venture business
NPC 07-5 Kookmin Venture Fund (*6)	December 31	300	20.00	Investment in venture business
KB 06-1 Corporate Restructuring Fund (*6 & *7)	December 31	12	5.38	Investment in venture business
NPS 06-5 KB Corporate Restructuring Fund (*6)	December 31	4,750,000,000	13.57	Investment in venture business

NPC 02-4 Kookmin Venture Fund is excluded from consolidation because its liquidation has been finalized on September 21, 2007.

Subsidiaries included in the consolidation and accounted for using the equity method as of December 31, 2006 were as follows:

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
Consolidated:
KB Investment Co., Ltd.	December 31	8,951,293	99.99	Investing and financing to small and medium-sized enterprises
KB Futures Co., Ltd.	March 31	3,999,200	99.98	Deals with and brokerage services for futures transactions
KB Data System Co., Ltd.	December 31	799,960	99.99	Software services for the Bank and other companies
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	Development, management and brokerage services with regards to real estate and trust
KB Asset Management Co., Ltd.	March 31	6,134,040	80.00	Providing security investment trust services and investment consulting services
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	Delinquent loan collection service and credit checking services
KB Life Insurance Co., Ltd.	March 31	3,060,000	51.00	Insurance service
Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00	Commercial banking business and foreign exchange operation
NPC 02-4 Kookmin Venture Fund	December 31	105	50.00	Investing and financing to small and medium-sized enterprises

Accounted for using the equity method:
ING Life Insurance Korea Co., Ltd.	March 31	1,400,000	20.00	Insurance service
Balhae Infrastructure Fund (*2)	June 30 & December 31	4,486,305	12.61	Investment in social overhead capital
Korea Credit Bureau Co., Ltd. (*3)	December 31	180,000	9.00	Credit reporting and collection agency services
KLB Securities Co., Ltd. (*1)	December 31	4,854,713	36.41	Securities related business
Jooeun Industrial Co., Ltd. (*1)	December 31	1,999,910	99.99	House construction
Jeio Co., Ltd. (*5)	December 31	88,572	20.33	Inspection of materials & manufacturing of measuring instruments
Kookmin Bank Singapore Ltd. (*1)	December 31	30,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK) (*1)	December 31	700,000	100.00	Commercial banking business and foreign exchange operation
Sorak Financial Holdings PTE Ltd. (Singapore)	December 31	1,422,216	25.00	Investment
Pacific IT Investment Partnership (*1)	December 31	840	60.00	Investing and financing to small and medium-sized enterprises
KB 06-1 Venture Investment Fund (*4)	December 31	75	75.00	Investment in venture business
Kookmin China Fund No.1 (*4 & *6)	December 31	300	50.00	Investment in venture business
KTTC Kookmin Venture Fund (*6)	December 31	200	20.00	Investment in venture business
Kookmin Investment Partnership No.15 (*4 & *6)	June 30	17	34.00	Investment in venture business
Kookmin Investment Partnership No.16 (*6)	July 31	184	20.00	Investment in venture business
KB 03-1 Venture Investment Fund (*6)	December 31	250	16.67	Investment in venture business
KB 03-1 Corporate Restructuring Fund (*6)	December 31	116	29.00	Investment in venture business

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
NPC 05-6 Kookmin Venture Fund (*6)	December 31	500	20.00	Investment in venture business
KB 06-1 Corporate Restructuring Fund (*6 & *7)	December 31	12	5.38	Investment in venture business
NPS 06-5 KB Corporate Restructuring Fund (*6)	December 31	4,037,500,000	13.57	Investment in venture business

(*1)	Excluded from consolidation since it is in the process of liquidation.
(*2)	The Bank may exercise its voting right at the board meeting or at an equivalent decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*4)	Excluded from consolidation because total assets were less than (Won) 7 billion as of prior year’s end date.
(*5)	Investment held by KB Investment Co., Ltd., a subsidiary of the Bank
(*6)	Investment funds held by KB Investment Co., Ltd., a subsidiary of the Bank
(*7)	KB Investment Co., Ltd. has a significant influence in the decision making process relating to the financial and business policy of the investee as a general partner.

Certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank are included in the consolidated financial statements in accordance with the accounting guidelines of the Financial Supervisory Commission in the Republic of Korea. The trust accounts as of December 31, 2007 and 2006 are as follows (Unit: In millions):

	2007				2006
	Total assets		Operating revenue		Total assets		Operating revenue
Consolidated	(Won)	3,459,741	(Won)	187,944	(Won)	3,485,991	(Won)	172,174
Not consolidated		10,719,138		642,682		13,167,897		573,099

	(Won)	14,178,879	(Won)	830,626	(Won)	16,653,888	(Won)	745,273

A summary of significant financial data of the Bank’s subsidiaries, included in the balance sheets as of December 31, 2007 and 2006, and statements of income for the year ended December 31, 2007 and 2006 are as follows (Unit: In millions):

	2007
	Total assets		Capital stock		Shareholders’ equity		Operating revenue		Net income
Trust accounts	(Won)	3,459,741	(Won)	—	(Won)	62,571	(Won)	187,944	(Won)	—
KB Investment Co., Ltd.		107,867		44,759		104,741		22,217		13,204
KB Futures Co., Ltd.		126,143		20,000		30,123		15,184		3,241
KB Data System Co., Ltd.		49,116		8,000		21,060		79,125		4,257
KB Real Estate Trust Co., Ltd.		259,057		80,000		116,360		69,980		28,830
KB Asset Management Co., Ltd.		104,926		38,338		96,251		53,527		22,235
KB Credit Information Co., Ltd.		47,620		6,262		40,525		59,820		5,304
KB Life Insurance Co., Ltd.		1,166,081		70,000		50,938		577,273		892
Kookmin Bank Int’l Ltd. (London)		415,878		37,482		60,966		27,048		3,002
Kookmin Bank Hong Kong Ltd.		397,041		18,764		76,562		33,146		5,601

	2006
	Total assets		Capital stock		Shareholders’ equity		Operating revenue		Net income
Trust accounts	(Won)	3,485,991	(Won)	—	(Won)	58,623	(Won)	172,174	(Won)	—
KB Investment Co., Ltd.		96,296		44,759		94,448		20,030		10,974
KB Futures Co., Ltd.		67,145		20,000		28,083		11,487		1,824
KB Data System Co., Ltd.		33,471		8,000		17,603		67,588		2,277
KB Real Estate Trust Co., Ltd.		206,392		80,000		99,539		66,122		18,424
KB Asset Management Co., Ltd.		92,220		38,338		81,589		44,826		23,636
KB Credit Information Co., Ltd.		43,938		6,262		35,409		71,532		7,329
KB Life Insurance Co., Ltd.		700,438		30,000		31,903		409,302		4,187
Kookmin Bank Int’l Ltd. (London)		315,938		36,482		56,496		20,634		3,736
Kookmin Bank Hong Kong Ltd.		395,935		18,592		72,130		27,568		7,963
NPC 02-4 Kookmin Venture Fund		24,852		21,000		24,612		5,459		3,790

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidated Financial Statement Presentation

The Bank and its subsidiaries maintain their official accounting records in Korean Won (only domestic subsidiaries) and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank and its subsidiaries that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Bank and its subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

The significant accounting policies followed by the Bank and its subsidiaries in preparing the accompanying consolidated financial statements are summarized below.

Basis of Consolidated Financial Statements Preparation

(1)	Offset of Investments and Equity Accounts of Subsidiaries

Investments in subsidiaries and equity accounts of subsidiaries were eliminated at the date when the Bank obtained control over the subsidiaries. The differences between the amounts of investment and the equity accounts are recorded as goodwill or negative goodwill, which is amortized or reversed using the straight-line method over five years. If additional shares are purchased after acquiring control, the difference between the additional acquisition cost and the portion of net assets acquired is credited or charged to capital surplus. If the acquisition date does not agree with the year-end balance sheet date of the subsidiary, the closest closing date to the acquisition date is regarded as the acquisition date.

(2)	Inter-company Transactions and Balances

All inter-company transactions are eliminated in the consolidated financial statements.

(3)	Disposition of Subsidiaries’ Shares

If a subsidiary of the Bank is still subject to the scope of consolidation even after certain portions of shares are disposed to minority interests, gain/loss on disposal of investment securities is recognized as capital surplus. If a subsidiary of the Bank is subject to the equity method due to the disposition of securities, the investment account is recorded at net assets of subsidiaries at the time of disposition, net of unamortized goodwill or negative goodwill in the consolidated financial statements.

(4)	Equity Method

For investments in affiliates accounted for using the equity method, the difference between acquisition cost and net assets acquired at the acquisition date is added to or deducted from the carrying amount of investments and is amortized in equal annual amounts for five years from the year incurred. Changes in the Bank’s portion of net assets of affiliates accounted for using the equity method are added to or deducted from the carrying amount of investments.

(5)	Balance Sheet Date for the Consolidated Financial Statements

Balance sheet date for the consolidated financial statements is the closing date of the Bank, the parent company. The accounts of consolidated subsidiaries whose fiscal years are different from that of the Bank have been adjusted to reflect balances as of the closing date of the Bank.

(6)	Special Reserve in Trust Accounts

A special reserve provided for possible future losses on certain trust accounts under the arrangement of guaranteed fixed rate of return and/or repayment of the principal each year is included in retained earnings in the consolidated financial statements.

(7)	Minority Interests

Non-controlling, outside ownership interests in a subsidiary’s shareholders’ equity are presented as minority interests. Gain (loss) attributable to minority interests is disclosed on the face of the income statement.

Accounting Policies of Consolidated Entities

The relevant laws and regulations applied to the consolidated entities are as follows:

Relevant laws and regulations
The Bank	Accounting standards of the banking industry & the general banking act
Trust accounts	Trust business act
KB Investment Co., Ltd.	Act on support for foundation of small and medium-sized companies & loan specialization financial business act
KB Futures Co., Ltd.	Supervisory guidelines on futures trading
KB Real Estate Trust Co., Ltd.	Trust business act
KB Asset Management Co., Ltd.	Act on business of operating indirect investments and assets
KB Credit Information Co., Ltd.	Act on the use and protection of credit information
KB Life Insurance Co., Ltd.	Accounting standards of the insurance business & general insurance business act
Kookmin Bank Int’l Ltd. (London)	Financial accounting standards in UK
Kookmin Bank Hong Kong Ltd.	Financial accounting standards in Hong Kong

Interest Income Recognition

The Bank and its subsidiaries apply the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the banking industry accounting standards. As of December 31, 2007 and 2006, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying consolidated financial statements based on the above criteria amounted to (Won)4,977,723 million and (Won)6,118,071 million, respectively, and the related accrued interest income not recognized amounted to (Won)610,247 million and (Won)533,546 million, respectively.

Classification of Securities

At acquisition, the Bank and its subsidiaries classify securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank and its subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank and its subsidiaries sell held-to-maturity securities or exercise early redemption right of securities to issuer in the current year or the preceding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income (loss), which is charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the accumulated other comprehensive income is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for Using the Equity Method

Equity securities held for investment in companies in which the Bank and its subsidiaries are able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank and its subsidiaries are considered being able to exercise significant influence) are accounted for using the equity method. The Bank and its subsidiaries’ share in net income or net loss of investees are included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in accumulated other comprehensive income.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank and its subsidiaries discontinue applying the equity method and do not provide for additional losses. If the investee subsequently reports net income, the Bank and its subsidiaries resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

(5)	Reversal of Impairment Loss on Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to the amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of impairment loss on held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in accumulated other comprehensive income (loss) as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income (loss) and be amortized using the effective interest rate method and the amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income (loss) is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control of the securities, the transaction is recorded as a secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB-, BB+, BB, BB-, B+, B, B-, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B – to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.85(0.9 percent for loans to economy-sensitive industries) ~ 6.9 percent for normal, 7 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

Pursuant to the amended Supervisory Regulation, the Bank increased the minimum rate of loss provision for corporate credits in 2007. Due to this change, provision for possible loan losses, allowance for acceptances and guarantees, and other allowance for unused credit limit increased by (Won)125.0 billion, (Won)6.7 billion and (Won)25.2 billion, respectively, and net income for the year then ended decreased by (Won) 113.8 billion.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

Tangible Assets and Related Depreciation

Tangible assets are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	34~40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	3-20 years

Intangible Assets and Related Amortization

Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Negative goodwill	Straight-line	5 years
Trademarks	Straight-line	5-20 years
Others	Straight-line, Declining balance	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank and its subsidiaries assess the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank and its subsidiaries is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of December 31, 2007 are entitled to receive a lump-sum payment upon termination of their employment with the Bank and its subsidiaries, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank and its domestic subsidiaries have purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank and its subsidiaries account for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income (loss) and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income (loss) is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income (loss) is added to or deducted from the asset or the liability.

Accounting for Share-based Payment

The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005 to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense). The compensation cost of stock options granted before and after the effective date of the Statements of Korea Accounting Standards No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively.

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period the related temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on the basic rate ((Won)938.20 and (Won)929.60 to US$ 1.00 at December 31, 2007 and 2006, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Discontinued Operation

A discontinued operation refers to a component of the Bank that is capable of being distinguished operationally for financial reporting purposes and is capable of being identified as a major line of business or geographical area of operations, and that the Bank, pursuant to a single plan of discontinuance, substantially disposes in its entirety, such as by selling it in a single transaction; sells off its assets and settles its liabilities individually or in small groups; or terminates it through abandonment. The income (loss) from continuing operation and discontinued operation was not distinguished and separately presented as there was no discontinued operation in the prior year and current period.

Summary of Accounting Policies for the Bank’s Trust Accounts

(1)	Valuation of Debt Securities

Debt securities included in performance-based trust accounts are generally recorded at acquisition costs, which include additional costs and deduct accrued interest income for the period before acquisition, and are classified into five categories to provide allowance for possible credit losses in accordance with the credit rates of bonds issued by each company. Debt securities included in base price-based trust accounts are estimated by applying the average of base prices per bond closing on recent trading day announced by Korea Bond Pricing Co., Ltd. and KIS Pricing, Inc.

(2)	Allowance for Possible Credit Losses

An allowance for possible credit losses is provided for the assets, which were not marked to market, pursuant to the asset classification criteria promulgated by the FSC. Loans are classified as of the balance sheet date into normal, precautionary, substandard, doubtful or estimated loss. Allowance rate is as follows:

	Household loans (%)	Corporate loans (%)
Normal	1.00	0.85	(*)
Precautionary	10.00	7.00
Substandard	20.00	20.00
Doubtful	55.00	50.00
Loss	100.00	100.00

(*)	0.90 percent for loans to economy-sensitive industries

(3)	Special Reserve

Special reserve refers to the reserve accumulated upon acquisition of trust fee at 25 percent or more until the balance of special reserve reaches 5 percent of the trust accounts for the purpose of reserving unspecific trust accounts whose principle or income should be guaranteed. In cases where the principle of trust accounts needs to recover or the special reserve exceeds the limit, reversal of special reserve is recognized as income. When the purpose of special reserve no longer exists, it is recorded as trust fee.

Insurance Reserve of KB Life Insurance

KB Life Insurance provides various insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows:

(1)	Premium reserve is a net level premium reserve using interest and mortality assumptions used in computing cash surrender values.

(2)	Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the balance sheet date.

(3)	Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the balance sheet date.

(4)	Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.

Application of the Statements of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank and its subsidiaries adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 20 (Related Party Disclosures) (excluding SKAS No. 11 and No. 14) as of or before December 31, 2006, and SKAS No. 11 (Discontinued Operation) and SKAS No. 21 (Preparation and Presentation of Financial Statements) through SKAS No. 25 (Consolidated Financial Statements) have been adopted since January 1, 2007.

With the adoption of SKAS No. 21 (Preparation and Presentation of Financial Statements) and SKAS No. 24 (Preparation and Presentation of Financial Statements [Financial Industry]), the Bank and its subsidiaries reclassified the components of the balance sheets as follows:

Classification	Before	After
Assets	- Cash and due from banks	- Cash and due from banks
	- Securities	- Securities
	- Loans	- Loans
	- Fixed assets	- Tangible assets
	- Other assets	- Other assets
Liabilities	- Deposits	- Deposits
	- Borrowings	- Borrowings
	- Debentures	- Other liabilities
- Other liabilities
Shareholders’ Equity	- Common stock	- Common stock
	- Capital surplus	- Capital surplus
	- Retained earnings	- Capital adjustments
	- Capital adjustments	- Accumulated other comprehensive income
	- Minority interests	- Retained earnings
- Minority interests

In addition, a discontinued operation is separately presented in the income statements and extraordinary items are no longer reported separately. The Bank and its subsidiaries have reclassified the components of the income statements; such as, gains or losses relating to available-for-sale securities and sale of loans that were presented under non-operating revenue (expenses) are currently presented under operating revenue (expenses). According to the amended SKAS No.16 (Tax accounting), refund of prior year’s income tax and additional income tax for prior year that were presented under non-operating revenue (expense) are currently included in income tax expense.

The effect of the changes in the classification of the income statement for the years ended December 31, 2007 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	21,264,437	(Won)	22,154,335	(Won)	889,898
Operating Expenses		17,741,663		17,873,681		132,018

Operating Income		3,522,774		4,280,654		757,880
Non-operating Revenue		1,250,833		372,386		(878,447)
Non-operating Expenses		714,956		108,294		(606,662)

Income before Income Tax		4,058,651		4,544,746		486,095
Income Tax Expense		1,296,453		1,782,548		486,095

Net Income	(Won)	2,762,198	(Won)	2,762,198	(Won)	—

Basic Net Income per Share (In currency units)	(Won)	8,197	(Won)	8,197	(Won)	—

Diluted Net Income per Share (In currency units)	(Won)	8,179	(Won)	8,179	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

The consolidated financial statements for the prior year were restated for comparative purposes due to the application of SKAS No. 16(revision), No. 21 and No. 24. The restatement did not affect the previously reported prior year’s net income or shareholders’ equity. The net income for the year ended December 31, 2006 consisted of the controlling company interest, but by applying SKAS No. 25, the net income for the year ended December 31, 2006 is broken down among the controlling company interest and minority interests. The effect of the restatement on the income statement for the year ended December 31, 2006 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	19,984,706	(Won)	20,319,778	(Won)	335,072
Operating Expenses		16,884,151		17,069,744		185,593

Operating Income		3,100,555		3,250,034		149,479
Non-operating Revenue		640,225		297,440		(342,785)
Non-operating Expenses		299,727		122,912		(176,815)

Income before Income Tax		3,441,053		3,424,562		(16,491)
Income Tax Expense		974,047		957,556		(16,491)

Net Income	(Won)	2,467,006	(Won)	2,467,006	(Won)	—

Basic Net Income per Share (In currency units)	(Won)	7,308	(Won)	7,308	(Won)	—

Diluted Net Income per Share (In currency units)	(Won)	7,308	(Won)	7,308	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

In addition, the Bank and its subsidiaries have reclassified the components of the cash flows; such as, changes in available-for-sale securities, held-to-maturity securities and loans that were presented under cash flows from investing activities are currently presented under cash flows from operating activities. The accompanying consolidated statement of cash flows for the year ended December 31, 2006, which is presented for comparative purposes, was restated due to the application of SKAS No. 21 and No. 24.

The prior year consolidated financial statements were neither restated nor the earnings per share adjusted to reflect the effect of the application of SKAS No. 22 (Share-based Payment) and No. 23 (Earnings per Share), which is in accordance with the transition provision.

4.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Cash and checks	(Won)	2,287,611	(Won)	2,725,644
Foreign currencies		189,463		151,406
Due from banks		4,250,337		3,811,927

	(Won)	6,727,411	(Won)	6,688,977

(2)	Due from banks as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Financial institution	Interest (%)	2007		2006
Due from banks in Won:
Bank of Korea	—	(Won)	3,897,542	(Won)	3,195,224
Shinhan Bank and others	0.00~5.45		55,057		29,982
JP Morgan Chase & Co. and others	0.00~2.00		101,858		47,969

			4,054,457		3,273,175

Due from banks in foreign currencies:
Bank of Korea	—		88,361		75,026
Wachovia Bank, NA. and others	0.00~6.15		107,519		145,338
Qingdao International Bank and others	—		—		318,388

			195,880		538,752

		(Won)	4,250,337	(Won)	3,811,927

(3)	Restricted due from banks as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Financial institution	2007		2006		Reason for restriction
Due from banks in Won:
Bank of Korea	(Won)	3,897,542	(Won)	3,195,224	BOK Act
Woori Bank and others		523		4,902	Escrow account/others
The Korea Securities Finance corp. and others		93,677		42,600	Futures margin accounts/others
Korea Exchange		250		250	Market entry due
Due from banks in foreign currencies:
Bank of Korea		88,361		75,026	BOK Act
J.P. Morgan Futures Inc. and others		17,448		1,703	Futures margin accounts/others
ICBC NANFANG SUB-BR and others		7,319		—	China’s New Foreign Bank Regulations

	(Won)	4,105,120	(Won)	3,319,705

(4)	Due from banks by financial institution as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Financial institution	2007		2006
Due from banks in Won:
Bank of Korea	(Won)	3,897,542	(Won)	3,195,224
Other Banks		55,057		29,982
Other financial institution		101,858		47,969

		4,054,457		3,273,175

Due from banks in foreign currencies:
Bank of Korea		88,361		75,026
Other Banks		102,724		462,018
Other financial institution		4,795		1,708

		195,880		538,752

	(Won)	4,250,337	(Won)	3,811,927

(5)	Term structure of due from banks as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	4,008,776	(Won)	200	(Won)	15,193	(Won)	148	(Won)	30,140	(Won)	4,054,457
Due from banks in foreign currencies		195,880		—		—		—		—		195,880

	(Won)	4,204,656	(Won)	200	(Won)	15,193	(Won)	148	(Won)	30,140	(Won)	4,250,337

Term structure of due from banks as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,247,984	(Won)	9,098	(Won)	5,677	(Won)	101	(Won)	10,315	(Won)	3,273,175
Due from banks in foreign currencies		457,494		68,795		12,463		—		—		538,752

	(Won)	3,705,478	(Won)	77,893	(Won)	18,140	(Won)	101	(Won)	10,315	(Won)	3,811,927

5.	SECURITIES:

(1)	Securities as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Trading securities	(Won)	7,785,875	(Won)	5,552,542
Available-for-sale securities		14,768,753		15,781,733
Held-to-maturity securities		11,319,261		10,957,769
Securities accounted for using the equity method		365,834		296,091

	(Won)	34,239,723	(Won)	32,588,135

(2)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Classification	2007		2006
Trading securities:
Equity securities	(Won)	108,663	(Won)	95,700
Beneficiary certificates		211,363		132,626
Government and public bonds		1,496,280		1,024,154
Finance debentures		4,782,387		2,904,756
Corporate bonds		1,103,884		1,288,437
Asset-backed securities		41,075		68,232
Other debt securities		42,223		38,637

	(Won)	7,785,875	(Won)	5,552,542

Available-for-sale securities:
Equity securities	(Won)	1,241,017	(Won)	2,026,551
Equity investments		24,557		4,544
Beneficiary certificates		102,673		608,242
Government and public bonds		3,913,967		3,243,747
Finance debentures		7,321,118		7,841,264
Corporate bonds		1,721,542		1,359,793
Asset-backed securities		367,121		680,782
Other debt securities		76,758		16,810

	(Won)	14,768,753	(Won)	15,781,733

Held-to-maturity securities:
Government and public bonds	(Won)	6,673,390	(Won)	6,645,027
Finance debentures		1,794,490		2,221,855
Corporate bonds		2,580,395		1,885,918
Asset-backed securities		270,986		204,969

	(Won)	11,319,261	(Won)	10,957,769

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of December 31, 2007, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities, such as Korea Housing Guarantee Co., Ltd. and 21 others, and the restricted available-for-sale marketable equity securities, such as Hyundai Engineering and Construction Co. and 3 others, were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models, such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount Model (DDM) and Risk Adjusted Discounted Cash Flow Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of December 31, 2007 and 2006, were as follows (Unit: In millions):

Company	2007		2006
Bad Bank Harmony (preferred stock)	(Won)	33,896	(Won)	58,848
Non-performing Asset Management Fund		23,650		—
Korea Asset Management Corp.		15,667		15,667
Haitai confectionery & foods Co., Ltd		9,300		—
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
Korea Exchange(KRX)		3,000		3,000
Casamia Co., Ltd		2,700		2,700
Adaptive Plasma Technology Corp.		2,271		2,271

Company	2007		2006
CLS		871		5,128
Others		44,314		58,360

	(Won)	149,396	(Won)	159,701

The impairment loss and the reversal of impairment loss on available-for-sale securities for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007				2006
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	8,383	(Won)	—	(Won)	20,258	(Won)	83,485
Equity investments		2		23,650		1		—
Corporate bonds		4		—		—		958
Asset-backed securities		68,367		8,134		107,312		—

	(Won)	76,756	(Won)	31,784	(Won)	127,571	(Won)	84,443

(4)	Structured notes relating to stock, interest rate and credit risk and bonds with call option as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Structured notes relating to stock:
Convertible bonds	(Won)	468	(Won)	24,771
Structured notes relating to interest rate:
Long-term government bond FRN		145,015		399,430
Dual indexed FRN		15,525		29,931
Inverse FRN		20,000		40,115
Others		110,035		110,236

		290,575		579,712

Structured notes relating to Credit
Synthetic CDO		23,193		9,290

Bonds with call option		16,000		34,631

	(Won)	330,236	(Won)	648,404

(5)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of December 31, 2007 and 2006 were composed of (Unit: In millions):

	2007		2006
Stocks	(Won)	43,474	(Won)	90,874
Government and public bonds		1,955		115,929
Finance bonds		77,085		359,282
Corporate bonds		1,065		27,943
Asset-backed securities		—		10,000
Call loans		6,076		48,091
Others		22,629		59,878

Assets		152,284		711,997
Liabilities		138		2,504

	(Won)	152,146	(Won)	709,493

(6)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of December 31, 2007 and 2006 was as follows (Unit: In millions):

	2007			2006
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	1,980,510	25.44	(Won)	1,431,259	25.78
Financial institutions		5,274,963	67.75		3,394,235	61.13
Others		530,402	6.81		727,048	13.09

	(Won)	7,785,875	100.00	(Won)	5,552,542	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	4,546,789	30.79	(Won)	4,024,007	25.50
Financial institutions		8,675,537	58.74		10,562,300	66.93
Others		1,546,427	10.47		1,195,426	7.57

	(Won)	14,768,753	100.00	(Won)	15,781,733	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	8,954,083	79.10	(Won)	8,411,000	76.76
Financial institutions		2,295,476	20.28		2,516,824	22.97
Others		69,702	0.62		29,945	0.27

	(Won)	11,319,261	100.00	(Won)	10,957,769	100.00

(7)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of December 31, 2007 and 2006 was as follows (Unit: In millions):

	2007			2006
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Stocks	(Won)	108,663	1.40	(Won)	95,700	1.72
Fixed rate bonds		7,353,059	94.44		5,134,908	92.48
Floating rate bonds		70,567	0.91		150,671	2.71
Beneficiary certificates		211,363	2.71		132,626	2.39
Others		42,223	0.54		38,637	0.70

	(Won)	7,785,875	100.00	(Won)	5,552,542	100.00

Available-for-sale securities:
Stocks	(Won)	1,241,017	8.40	(Won)	2,026,551	12.84
Fixed rate bonds		12,051,928	81.60		11,783,898	74.67
Floating rate bonds		808,221	5.47		626,595	3.97
Subordinated bonds		463,131	3.14		690,028	4.37
Convertible bonds		468	0.00		24,771	0.16
Beneficiary certificates		102,673	0.70		608,242	3.85
Others		101,315	0.69		21,648	0.14

	(Won)	14,768,753	100.00	(Won)	15,781,733	100.00

Held-to-maturity securities:
Fixed rate bonds	(Won)	11,226,489	99.18	(Won)	10,893,121	99.41
Floating rate bonds		92,772	0.82		64,648	0.59

	(Won)	11,319,261	100.00	(Won)	10,957,769	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of December 31, 2007 and 2006 was as follows (Unit: In millions):

	2007			2006
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	7,785,875	100.00	(Won)	5,552,542	100.00

Available-for-sale securities:
Korea	(Won)	14,556,395	98.56	(Won)	15,681,746	99.37
USA		97,768	0.66		28,024	0.18
India		26,841	0.18		9,685	0.06
UK		22,022	0.15		4,605	0.03
Kazakhstan		17,631	0.12		—	—
Russia		17,004	0.12		33,573	0.21
Japan		8,802	0.06		—	—
Ireland		8,030	0.05		9,290	0.06
Others		14,260	0.10		14,810	0.09

	(Won)	14,768,753	100.00	(Won)	15,781,733	100.00

Held-to-maturity securities:
Korea	(Won)	11,291,180	99.75	(Won)	10,957,769	100.00
USA		28,081	0.25		—	—

	(Won)	11,319,261	100.00	(Won)	10,957,769	100.00

(9)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2007 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	3,581,770	(Won)	9,476,288	(Won)	302,272	(Won)	142,849	(Won)	13,503,179

Held-to-maturity securities:
Book value		1,688,171		6,761,503		2,830,753		38,834		11,319,261
Fair value		1,680,733		6,561,423		2,668,966		35,721		10,946,843

Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	5,297,777	(Won)	8,054,459	(Won)	348,321	(Won)	50,081	(Won)	13,750,638

Held-to-maturity securities:
Book value		3,225,573		5,276,946		2,450,602		4,648		10,957,769
Fair value		3,221,234		5,229,023		2,440,235		4,648		10,895,140

(10)	Acquisition of common stocks of Visa Inc

Before October 2007, Visa enterprise consisted of the regional incorporated Visa organizations (i.e. Visa USA, Visa Canada, Visa Europe) and unincorporated Visa International Service Association (i.e. Visa AP, Visa LAC and Visa CEMEA). In October 2007, Visa Inc. was established with the restructuring of the Visa enterprise and is planning to go public through an initial public offering (IPO) in 2008. As a part of Visa restructuring, members of the regional Visa organizations exchanged their respective membership interests for common stock of Visa Inc.

In relation to Visa restructuring, as a member of Visa International Service Association, the Bank received 1,995,930 common shares of Visa Inc. In accordance with the stock exchange agreements, a part of the common shares will be reimbursed in cash at the time of the IPO, and the sale of the remaining shares will be restricted for a period of three years.

The Bank considered the acquisition of the common shares of Visa Inc. as an exchange for the existing membership interest. The Bank estimated the acquisition cost of the newly acquired common shares based on the financial statements of Visa Inc. since the market value of independent appraisal institutes was not available. Thus, with respect to the transaction, the Bank recorded (Won)39,343 million of available-for-sale securities as of December 31, 2007.

(11)	The valuation of securities accounted for using the equity method as of December 31, 2007 was as follows (Unit: In millions):

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other compre- hensive income (loss)		Book value after valuation
Domestic stocks:
ING Life Insurance Korea Co., Ltd.	(Won)	123,587	(Won)	27,914	(Won)	—	(Won)	—	(Won)	9,132	(Won)	(19,719)	(Won)	140,914
KLB Securities Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jeio Co., Ltd.		881		(900)		—		—		169		(150)		—
Balhae Infrastructure Fund		45,589		40,588		(1,603)		—		2,561		—		87,135
Korea Credit Bureau Co., Ltd.		3,297		—		—		—		(190)		(271)		2,836

		173,354		67,602		(1,603)		—		11,672		(20,140)		230,885

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)		1,614		—		—		15		—		—		1,629
Kookmin Finance Asia Ltd. (HK) (*1)		226		—		—		2		—		—		228
Sorak Financial Holdings PTE Ltd.		87,299		—		(3,251)		6,057		6,540		(11,411)		85,234

		89,139		—		(3,251)		6,074		6,540		(11,411)		87,091

Equity Investments:
NPC 02-4 Kookmin Venture Fund (*1)		12,306		(10,583)		(5,100)		—		3,289		88		—
Pacific IT Investment Partnership		1,958		(1,958)		—		—		—		—		—
KB06-1 Venture Investment Partnership		3,679		11,250		—		—		(261)		—		14,668
Kookmin China Fund No.1(*1)		2,919		(2,311)		—		—		246		—		854

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other compre- hensive income (loss)		Book value after valuation
KTTC Kookmin Venture Fund No.1(*1)	(Won)	921	(Won)	—	(Won)	—	(Won)	—	(Won)	50	(Won)	—	(Won)	971
Kookmin Investment Partnership No.16 (*1)		40		—		—		—		6		—		46
KB03-1 Venture Investment Fund		2,919		(250)		(276)		—		1,152		(153)		3,392
KB03-1 Corporate Restructuring Fund		11,673		—		—		—		3,186		—		14,859
NPC05-6 KB Venture Fund		4,254		—		—		—		179		(45)		4,388
KB06-1 Corporate Restructuring Fund		1,191		—		—		—		(21)		—		1,170
NPS 06-5 Corporate Restructuring Fund		4,044		711		—		—		8		—		4,763
NPC07-5 Venture Fund		—		3,000		—		—		(253)		—		2,747

		45,904		(141)		(5,376)		—		7,581		(110)		47,858

	(Won)	308,397	(Won)	67,461	(Won)	(10,230)	(Won)	6,074	(Won)	25,793	(Won)	(31,661)	(Won)	365,834

Unaudited financial statements as of December 31, 2007 were used for the equity method valuation. However, in case of ING Life Insurance Korea Co., Ltd. and Sorak Financial Holdings PTE Ltd. of which unaudited financial statements as of November 30, 2007 were used for the equity method valuation. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

The valuation of securities accounted for using the equity method as of December 31, 2006 was as follows (Unit: In millions):

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other compre- hensive income (loss)		Book value after valuation
Domestic stocks:
ING Life Insurance Korea Co., Ltd.	(Won)	77,529	(Won)	—	(Won)	—	(Won)	—	(Won)	31,308	(Won)	14,750	(Won)	123,587
KLB Securities Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jeio Co., Ltd.		761		70		—		—		50		—		881
Balhae Infrastructure Fund		—		45,126		(11)		—		474		—		45,589
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(1,203)		—		3,297

		78,290		49,696		(11)		—		30,629		14,750		173,354

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)		1,759		—		—		(145)		—		—		1,614
Kookmin Finance Asia Ltd. (HK) (*1)		246		—		—		(20)		—		—		226

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other compre- hensive income (loss)		Book value after valuation
Sorak Financial Holdings PTE Ltd.		82,401		—		(6,009)		(438)		7,065		4,280		87,299

		84,406		—		(6,009)		(603)		7,065		4,280		89,139

Equity Investments:
KICO No. 2 Venture Investment Partnership	(Won)	190	(Won)	(153)	(Won)	—	(Won)	—	(Won)	(37)	(Won)	—	(Won)	—
KICO No. 3 Venture Investment Partnership		147		(117)		—		—		(30)		—		—
Pacific IT Investment Partnership (*1)		4,950		(1,496)		—		—		(1,496)		—		1,958
KB06-1 Venture Investment Partnership		—		3,750		—		—		(71)		—		3,679
Kookmin China Fund No.1		2,074		—		—		—		845		—		2,919
KTTC Kookmin Venture Fund No.1		1,248		—		—		—		(327)		—		921
Kookmin Investment Partnership No.15		363		—		—		—		(363)		—		—
Kookmin Investment Partnership No.16		49		—		—		—		(9)		—		40
KB03-1 Venture Investment Fund		2,618		—		—		—		247		54		2,919
KB03-1 Corporate Restructuring Fund		11,681		58		—		—		(66)		—		11,673
NPC05-6 KB Venture Fund		1,129		3,750		—		—		(625)		—		4,254
KB06-1 Corporate Restructuring Fund		—		1,200		—		—		(9)		—		1,191
NPS 06-5 Corporate Restructuring Fund		—		4,038		—		—		6		—		4,044

		24,449		11,030		—		—		(1,935)		54		33,598

	(Won)	187,145	(Won)	60,726	(Won)	(6,020)	(Won)	(603)	(Won)	35,759	(Won)	19,084	(Won)	296,091

Unaudited financial statements as of December 31, 2006 were used for the equity method valuation. However, in case of ING Life Insurance Korea Co., Ltd. and Sorak Financial Holdings PTE Ltd. of which the unaudited financial statements as of November 30, 2006 and Jeio Co., Ltd. of which unaudited financial statements as of June 30, 2006 were used for the equity method valuation. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd.(HK), Kookmin China Fund No.1, KTTC Kookmin Venture Fund No.1 and Kookmin Investment Partnership No.16 are all in the process of liquidation. Also, Pacific IT Investment Partnership and NPC 02-4 Kookmin Venture Fund has finalized its Liquidation on December 31, 2007
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit, which was not recorded as of December 31, 2007 and 2006, is summarized as follows (Unit: In millions):

	2007		2006
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	4,148
Jooeun Industrial Co., Ltd.		64,001		72,686

	(Won)	68,149	(Won)	76,834

(12)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in accumulated other comprehensive income for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	845,635	(Won)	168,304	(Won)	(548,719)	(Won)	465,220
Debt securities in Won		22,669		(132,840)		(4,853)		(115,024)
Debt securities in foreign currencies		4,010		(8,280)		(899)		(5,169)
Beneficiary certificates		5,050		775		(4,807)		1,018
Others		5,704		851		—		6,555

	(Won)	883,068	(Won)	28,810	(Won)	(559,278)	(Won)	352,600

Gain on valuation of held-to-maturity securities:
Debt securities in Won	(Won)	98	(Won)	—	(Won)	(56)	(Won)	42

Gain(loss) on valuation of securities accounted for using the equity method	(Won)	1,975	(Won)	(22,019)	(Won)	(1,379)	(Won)	(21,423)

Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in accumulated other comprehensive income for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	458,243	(Won)	466,113	(Won)	(78,721)	(Won)	845,635
Debt securities in Won		26,623		2,791		(6,745)		22,669
Debt securities in foreign currencies		6,250		1,288		(3,528)		4,010
Beneficiary certificates		16,918		4,834		(16,702)		5,050
Others		1,779		3,968		(43)		5,704

	(Won)	509,813	(Won)	478,994	(Won)	(105,739)	(Won)	883,068

Gain on valuation of held-to-maturity securities:
Debt securities in Won	(Won)	426	(Won)	—	(Won)	(328)	(Won)	98

Gain on valuation of securities accounted for using the equity method	(Won)	(11,878)	(Won)	13,908	(Won)	(55)	(Won)	1,975

(13)	Securities provided as collateral as of December 31, 2007 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,100,192	(Won)	7,150,000	Bonds sold under repurchase agreements
BOK		532,709		540,000	Borrowings from BOK
BOK		319,624		332,200	Overdrafts and settlement risk
Samsung Futures & others		663,007		678,006	Derivative settlement
Others		444		2,167	Others

	(Won)	8,615,976	(Won)	8,702,373

Securities provided as collateral as of December 31, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,070,657	(Won)	7,100,000	Bonds sold under repurchase agreements
BOK		725,902		725,700	Borrowings from BOK
BOK		330,294		330,600	Overdrafts and settlement risk
Samsung Futures & others		308,436		321,162	Derivative settlement
Others		846		2,072	Others

	(Won)	8,436,135	(Won)	8,479,534

(14)	Securities lent as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006		Provided to
Government and public bonds	(Won)	68,609	(Won)	119,614	Korea Securities Depository & Others
Finance bonds		—		23,671	Korea Securities Depository

	(Won)	68,609	(Won)	143,285

6.	LOANS:

(1)	Loans as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Call loans	(Won)	1,620,531	(Won)	1,188,790
Domestic import usance bill		1,710,427		1,256,747
Credit card receivables		10,435,503		8,667,338
Bills bought in foreign currencies		1,628,063		1,273,579
Bills bought in Won		152,009		16,587
Bonds purchased under repurchase agreements		—		501,000
Loans		152,266,229		131,782,518
Factoring receivables		20,638		30,948
Advances for customers		28,695		19,209
Private placed bonds		6,191,942		7,505,514
Loans for debt-equity swap		1,968		1,968

		174,056,005		152,244,198
Allowance for possible loan losses		(2,504,732)		(2,364,675)
Deferred loan origination fees and costs		178,858		138,338

	(Won)	171,730,131	(Won)	150,017,861

(2)	Loans in Won and loans in foreign currencies as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Loans in Won:
Commercial
Working capital loans
General purpose loans	(Won)	34,404,289	(Won)	27,163,769
Notes discounted		1,287,720		697,235
Overdraft accounts		371,150		285,928
Trading notes		786,364		612,305
Others		6,656,691		4,297,074

		43,506,214		33,056,311

Facilities loans
General facilities loans		11,210,650		5,107,519
Others		1,191,002		995,730

		12,401,652		6,103,249

		55,907,866		39,159,560

Households
General purpose loans		47,211,829		45,947,369
Housing loans		41,189,639		39,007,176
Remunerations on mutual installment savings		88,781		147,672
Others		406,234		416,103

		88,896,483		85,518,320

Public sector
Public operation loans		1,430,050		894,178
Public facilities loans		24,450		3,687

		1,454,500		897,865

Other
Property formation loans		702		1,013
Others		420,964		389,174

		421,666		390,187

	(Won)	146,680,515	(Won)	125,965,932

Loans in foreign currencies:
Domestic funding loans	(Won)	4,719,934	(Won)	4,483,652
Overseas funding loans		658,087		429,836
Inter-bank loans		170,681		885,168
Government funding loans		37,012		17,930

		5,585,714		5,816,586

	(Won)	152,266,229	(Won)	131,782,518

(3)	Loans in Won and in foreign currencies classified by borrower type as of December 31, 2007 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	6,233,761	(Won)	3,715,236	(Won)	9,948,997	6.54
Small and medium corporations		49,672,791		1,562,262		51,235,053	33.65
Households		89,316,717		54,302		89,371,019	58.69
Others		1,457,246		253,914		1,711,160	1.12

	(Won)	146,680,515	(Won)	5,585,714	(Won)	152,266,229	100.00

Loans in Won and in foreign currencies classified by borrower type as of December 31, 2006 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,783,921	(Won)	3,861,188	(Won)	6,645,109	5.04
Small and medium corporations		36,389,373		769,765		37,159,138	28.20
Households		85,892,885		46,626		85,939,511	65.21
Others		899,753		1,139,007		2,038,760	1.55

	(Won)	125,965,932	(Won)	5,816,586	(Won)	131,782,518	100.00

(4)	Loans classified by borrower’s country or region as of December 31, 2007 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	146,680,515	(Won)	5,084,206	(Won)	21,465,556	(Won)	173,230,277	99.53
Southeast Asia		—		25,480		—		25,480	0.01
China		—		36,552		—		36,552	0.02
Japan		—		307,026		86		307,112	0.18
Central and South America		—		4,750		3		4,753	0.00
USA		—		8,359		2,034		10,393	0.01
Others		—		119,341		322,097		441,438	0.25

	(Won)	146,680,515	(Won)	5,585,714	(Won)	21,789,776	(Won)	174,056,005	100.00

Loans classified by borrower’s country or region as of December 31, 2006 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	125,965,932	(Won)	5,538,253	(Won)	20,437,705	(Won)	151,941,890	99.81
Southeast Asia		—		25,525		1		25,526	0.02
China		—		7,019		—		7,019	0.00
Japan		—		172,447		78		172,525	0.11
Central and South America		—		4,142		1		4,143	0.00
USA		—		84		2,438		2,522	0.00
Others		—		69,116		21,457		90,573	0.06

	(Won)	125,965,932	(Won)	5,816,586	(Won)	20,461,680	(Won)	152,244,198	100.00

(5) Loans classified by industry as of December 31, 2007 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,573,707	(Won)	321,519	(Won)	2,453,695	(Won)	4,348,921	2.50
Manufacturing		14,628,477		2,138,795		4,672,371		21,439,643	12.32
Services		24,478,283		1,892,053		1,616,084		27,986,420	16.08
Others		16,474,118		1,172,652		3,797,911		21,444,681	12.32
Households		89,316,717		54,302		8,962,915		98,333,934	56.49
Public sector		209,213		6,393		286,800		502,406	0.29

	(Won)	146,680,515	(Won)	5,585,714	(Won)	21,789,776	(Won)	174,056,005	100.00

Loans classified by industry as of December 31, 2006 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	622,133	(Won)	933,000	(Won)	2,655,132	(Won)	4,210,265	2.76
Manufacturing		11,149,215		1,626,014		4,376,922		17,152,151	11.27
Services		16,351,996		955,641		1,799,834		19,107,471	12.55
Others		11,782,755		2,248,555		3,747,058		17,778,368	11.68
Households		85,892,885		46,626		7,504,999		93,444,510	61.38
Public sector		166,948		6,750		377,735		551,433	0.36

	(Won)	125,965,932	(Won)	5,816,586	(Won)	20,461,680	(Won)	152,244,198	100.00

(6)	Loans to financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	1,573,707	(Won)	1,573,707
Loans in foreign currencies		170,681		150,838		321,519
Others		1,693,474		760,221		2,453,695

	(Won)	1,864,155	(Won)	2,484,766	(Won)	4,348,921

Loans to financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	622,133	(Won)	622,133
Loans in foreign currencies		885,168		47,832		933,000
Others		1,707,815		947,317		2,655,132

	(Won)	2,592,983	(Won)	1,617,282	(Won)	4,210,265

(7)	The classification of asset quality for loans as of December 31, 2007 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,620,531	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,620,531
Domestic import usance bill		1,682,026		17,315		10,050		407		629		1,710,427
Credit card receivables		10,193,092		152,011		734		46,861		42,805		10,435,503
Bills bought (*)		1,774,171		3,073		144		1,223		1,461		1,780,072
Loans		149,860,455		1,246,799		508,281		434,437		216,257		152,266,229
Factoring receivables		20,638		—		—		—		—		20,638
Advances for customers		673		1,368		20,742		562		5,350		28,695
Privately placed bonds		6,183,907		3,360		2,720		—		1,955		6,191,942
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	171,335,493	(Won)	1,423,926	(Won)	542,671	(Won)	485,458	(Won)	268,457	(Won)	174,056,005

The classification of asset quality for loans as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,188,790	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,188,790
Domestic import usance bill		1,210,010		16,025		26,497		3,126		1,089		1,256,747
Credit card receivables		8,340,837		215,089		648		71,227		39,537		8,667,338
Bills bought (*)		1,287,162		2,338		283		297		86		1,290,166
Bond purchased under repurchase agreements		501,000		—		—		—		—		501,000
Loans		128,912,558		1,484,394		667,689		474,798		243,079		131,782,518
Factoring receivables		30,948		—		—		—		—		30,948
Advances for customers		133		508		8,753		1,833		7,982		19,209
Privately placed bonds		7,502,997		—		650		501		1,366		7,505,514
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	148,974,435	(Won)	1,718,354	(Won)	704,520	(Won)	553,750	(Won)	293,139	(Won)	152,244,198

(*)	Bill bought in Won included

(8)	The term structure of loans as of December 31, 2007 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,518,265	(Won)	321,182	(Won)	12,230,244	(Won)	28,069,691
Due after 3 months through 6 months		16,554,316		1,034,815		1,657,411		19,246,542
Due after 6 months through 1 year		31,943,154		767,691		2,762,552		35,473,397
Due after 1 year through 2 years		14,196,946		1,326,638		3,331,225		18,854,809
Due after 2 years through 3 years		17,593,001		604,309		780,289		18,977,599
Due after 3 years through 4 years		2,991,270		723,408		635,934		4,350,612
Due after 4 years through 5 years		2,646,794		166,622		57,991		2,871,407
More than 5 years		45,236,769		641,049		334,130		46,211,948

	(Won)	146,680,515	(Won)	5,585,714	(Won)	21,789,776	(Won)	174,056,005

The term structure of loans as of December 31, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,123,093	(Won)	1,292,898	(Won)	9,956,038	(Won)	26,372,029
Due after 3 months through 6 months		14,837,742		889,536		1,537,897		17,265,175
Due after 6 months through 1 year		30,049,798		838,990		2,532,631		33,421,419
Due after 1 year through 2 years		10,139,427		346,373		2,655,349		13,141,149
Due after 2 years through 3 years		12,115,875		1,172,992		2,500,496		15,789,363
Due after 3 years through 4 years		4,858,755		208,298		227,055		5,294,108
Due after 4 years through 5 years		2,406,035		647,661		706,345		3,760,041
More than 5 years		36,435,207		419,838		345,869		37,200,914

	(Won)	125,965,932	(Won)	5,816,586	(Won)	20,461,680	(Won)	152,244,198

(9)	Disposal of loans

The Bank disposed loans amounting to (Won)205,789 million of principal to KB 9th Securitization Specialty Co., Ltd., loans amounting to (Won)173,846 million of principal to KB 10th Securitization Specialty Co., Ltd. and loans amounting to (Won)550,000 million of principal to KB Bond 1st Securitization Specialty Co., Ltd., and recognized a gain of (Won)23,112 million, a loss of (Won)8,468 million and a loss of (Won)87 million, respectively, for the year ended December 31, 2007. In addition, the Bank disposed written-off loans to Asia Capital, and recognized a gain of (Won)4,000 million for the year ended December 31, 2007.

The bank’s subsidiaries disposed loans and recognized a gain of (Won)508 million and recognized a loss of (Won)3 million for the year ended December 31, 2007

(10)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)542,603 million and (Won)253,591 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2007 and 2006, respectively.

(11)	The changes in deferred loan origination fees and costs for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	138,338	(Won)	84,713	(Won)	44,193	(Won)	178,858

7. RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2007 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest Reduction		Extension of maturity
Workout plan	(Won)	129,543	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	111,758
Debt restructuring		1,071		—		—		—		1,071

	(Won)	130,614	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	112,829

The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest Reduction		Extension of maturity
Composition	(Won)	6,178	(Won)	—	(Won)	—	(Won)	—	(Won)	6,178
Workout plan		236,287		301		4,083		25,374		206,529
Debt restructuring		894		—		—		—		894

	(Won)	243,359	(Won)	301	(Won)	4,083	(Won)	25,374	(Won)	213,601

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2007 were as follows (Unit: In millions):

			Present value discounts
	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	6,586	(Won)	1,034	(Won)	—	(Won)	570	(Won)	464
Composition		9,885		1,275		558		1,083		750
Workout plan		51,161		6,867		9,117		12,825		3,159
Others		22,312		2,837		28		1,457		1,408

	(Won)	89,944	(Won)	12,013	(Won)	9,703	(Won)	15,935	(Won)	5,781

Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2006 were as follows (Unit: In millions):

			Present value discounts
	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	9,336	(Won)	2,035	(Won)	1,034	(Won)	2,035	(Won)	1,034
Composition		13,143		2,238		1,689		2,652		1,275
Workout plan		111,064		11,371		11,206		15,710		6,867
Others		32,470		4,371		—		1,534		2,837

	(Won)	166,013	(Won)	20,015	(Won)	13,929	(Won)	21,931	(Won)	12,013

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

8.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of December 31, 2007 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	14,470	(Won)	1,447	(Won)	4,676	(Won)	203	(Won)	629	(Won)	21,425
Credit card receivables		152,904		22,802		147		28,116		42,805		246,774
Bills bought (*)		15,198		229		29		750		1,461		17,667
Loans		1,417,985		128,737		106,704		274,050		216,257		2,143,733
Factoring receivables		1,484		—		—		—		—		1,484
Advances for customers		6		96		9,297		281		5,350		15,030
Privately placed bonds		53,910		242		544		—		1,955		56,651
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	1,655,957	(Won)	153,553	(Won)	121,397	(Won)	305,368	(Won)	268,457	(Won)	2,504,732

The allowance for possible loan losses as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total

Domestic import usance bill	(Won)	8,470	(Won)	1,653	(Won)	12,677	(Won)	2,977	(Won)	1,089	(Won)	26,866
Credit card receivables		129,619		32,263		130		42,736		39,537		244,285
Bills bought (*)		9,020		259		57		182		86		9,604
Loans		1,147,460		169,033		143,955		308,033		243,079		2,011,560
Factoring receivables		2,910		—		—		—		—		2,910
Advances for customers		1		36		4,096		1,124		7,982		13,239
Privately placed bonds		52,486		—		161		250		1,366		54,263
Loans for debt-equity swap		—		—		—		1,948		—		1,948

	(Won)	1,349,966	(Won)	203,244	(Won)	161,076	(Won)	357,250	(Won)	293,139	(Won)	2,364,675

(*)	Bill bought in won included

(2)	The changes in allowance for possible loan losses for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Beginning balance (*1)	(Won)	2,525,636	(Won)	2,544,062
Provision for possible loan losses		547,467		1,028,465
Reclassification from other allowances (*2)		(324)		304,954
Collection of previously written-off loans		531,899		476,121
Repurchase of NPLs sold		763		5,897
Sales of loans		(70,453)		(115,557)
Loans written-off		(857,359)		(1,695,859)
Exemption of loans		(4,691)		(4,582)
Debt-equity swap		(11,037)		—
Changes in exchange rates and others		(5,498)		(17,865)

Ending balance (*1)	(Won)	2,656,403	(Won)	2,525,636

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)5,781 million and (Won)12,013 million as of December 31, 2007 and 2006, respectively, and allowances for other assets amounting to (Won)151,671 million and (Won)160,961 million, respectively.
(*2)

Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. and FNSTAR 3rd Securitization Special Co., Ltd. amounting to (Won)159,888 million and (Won)145,066 million, respectively, were transferred to allowances for possible loan losses for the year ended December 31, 2006.

(3)	The allowance for possible losses on other assets as of December 31, 2007 and 2006 are summarized as follows (Unit: In millions):

	2007		2006
Suspense receivable	(Won)	6,250	(Won)	7,425
Uncollected guarantee deposits for rent		2,745		4,847
Settlement costs for financial accident		94,221		87,122
Derivative instruments		4,631		2,597
Others		43,824		58,970

	(Won)	151,671	(Won)	160,961

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans	Allowance for possible loan losses	Percentage (%)
December 31, 2007	174,056,005	2,504,732	1.44
December 31, 2006	152,244,198	2,364,675	1.55
December 31, 2005	138,229,199	2,459,378	1.78

9.	TANGIBLE ASSETS:

(1)	Tangible assets as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Tangible assets	(Won)	3,961,991	(Won)	3,865,452
Less: accumulated depreciation		(1,644,160)		(1,710,431)
accumulated impairment loss		(16,367)		(15,535)

	(Won)	2,301,464	(Won)	2,139,486

(2)	Tangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	994,591	(Won)	—	(Won)	6,751	(Won)	987,840
Buildings		1,054,196		204,658		9,616		839,922
Leasehold improvements		290,889		219,510		—		71,379
Equipment and vehicles		1,616,170		1,219,992		—		396,178
Construction in progress		6,145		—		—		6,145

	(Won)	3,961,991	(Won)	1,644,160	(Won)	16,367	(Won)	2,301,464

Tangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	984,317	(Won)	—	(Won)	7,115	(Won)	977,202
Buildings		986,511		181,239		8,420		796,852
Leasehold improvements		234,976		179,053		—		55,923
Equipment and vehicles		1,656,989		1,350,139		—		306,850
Construction in progress		2,659		—		—		2,659

	(Won)	3,865,452	(Won)	1,710,431	(Won)	15,535	(Won)	2,139,486

(3)	The changes in book value of tangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	977,202	(Won)	16,548	(Won)	2,617	(Won)	7,399	(Won)	—	(Won)	(1,154)	(Won)	26	(Won)	987,840
Buildings		796,852		12,334		58,056		1,718		22,990		(1,831)		(781)		839,922
Leasehold improvements		55,923		358		60,796		308		45,408		—		18		71,379
Equipment and vehicles		306,850		337,776		—		1,870		246,675		—		97		396,178
Construction in progress		2,659		124,955		(121,469)		—		—		—		—		6,145

	(Won)	2,139,486	(Won)	491,971	(Won)	—	(Won)	11,295	(Won)	315,073	(Won)	(2,985)	(Won)	(640)	(Won)	2,301,464

The changes in book value of tangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	979,460	(Won)	3,349	(Won)	2,873	(Won)	8,151	(Won)	—	(Won)	(290)	(Won)	(39)	(Won)	977,202
Buildings		774,599		5,745		49,422		6,289		22,062		(4,449)		(114)		796,852
Leasehold improvements		45,096		298		45,504		172		34,782		—		(21)		55,923
Equipment and vehicles		241,030		255,175		—		23,058		166,232		—		(65)		306,850
Construction in progress		155		100,303		(97,799)		—		—		—		—		2,659

	(Won)	2,040,340	(Won)	364,870	(Won)	—	(Won)	37,670	(Won)	223,076	(Won)	(4,739)	(Won)	(239)	(Won)	2,139,486

(4)	The published value of the land was (Won)1,402,712 million and (Won) 1,307,108 million as of December 31, 2007 and 2006, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of December 31, 2007 and 2006 were as follows (Unit: In millions):

Type of insurance	Asset insured	2007		2006		Insurance company
Property composite	Buildings	(Won)	895,795	(Won)	829,507	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		153,470		120,243
	Equipment and vehicles		372,091		201,485

		(Won)	1,421,356	(Won)	1,151,235

10.	OTHER ASSETS:

(1)	Other assets as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Guarantee deposits paid	(Won)	1,345,720	(Won)	1,200,552
Accounts receivable (Note 20)		2,077,945		2,160,437
Accrued income (Note 3)		1,241,247		1,138,864
Prepaid expenses		99,362		82,347
Deferred income tax assets (Note 24)		161,533		34,842
Derivatives assets (Note 20)		1,651,332		1,260,776
Domestic exchange settlement debits		753,523		962,250
Intangible assets		338,682		373,069
Due from trust accounts		251,300		233,388
Non-business use assets		—		499
Less: valuation allowance		—		(169)
Sundry assets		276,742		193,083
Less : allowances for possible losses		(151,671)		(160,961)

	(Won)	8,045,715	(Won)	7,478,977

(2)	Intangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	483,129	(Won)	221,979
Negative goodwill		(346)		(346)		—
Others		202,972		86,269		116,703

	(Won)	907,734	(Won)	569,052	(Won)	338,682

Intangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	404,784	(Won)	300,324
Negative goodwill		(346)		(323)		(23)
Others		132,949		60,181		72,768

	(Won)	837,711	(Won)	464,642	(Won)	373,069

(3)	The changes in intangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	300,324	(Won)	—	(Won)	78,345	(Won)	221,979
Negative goodwill		(23)		—		(23)		—
Others		72,768		82,273		38,338		116,703

	(Won)	373,069	(Won)	82,273	(Won)	116,660	(Won)	338,682

The changes in intangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	78,345	(Won)	300,324
Negative goodwill		(92)		—		(69)		(23)
Others		22,342		75,428		25,002		72,768

	(Won)	400,919	(Won)	75,428	(Won)	103,278	(Won)	373,069

(4)	Non-business use properties as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

(5)	Sundry assets as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Receivables on cash sent to other banks	(Won)	100	(Won)	410
Supplies		21,261		18,608
Deposit money to court (*)		24,108		21,789
Unsettled foreign currency		25,672		27,303
Suspense receivable		128,807		114,630
Others		76,794		10,343

	(Won)	276,742	(Won)	193,083

(*)	Securities are included in deposit money to court of which book value, face value and fair value are (Won)17,919 million, (Won)18,587 million and (Won)20,438 million, respectively.

11.	DEPOSITS:

(1)	Deposits as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Demand deposits	(Won)	48,027,495	(Won)	50,119,814
Time deposits		76,521,382		73,642,460
Negotiable certificates of deposits		17,551,643		9,534,701

	(Won)	142,100,520	(Won)	133,296,975

(2)	Details of deposits as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Demand deposits in Won:
Checking deposits	(Won)	122,492	(Won)	231,186
Household checking deposits		373,938		477,770
Temporary deposits		3,501,038		4,066,769
Passbook deposits		15,521,255		15,166,611
Public fund deposits		199,358		199,948
National Treasury deposits		4,437		2,641
General savings deposits		17,846,651		20,826,726
Corporate savings deposits		9,494,156		8,278,061
Nonresident’s deposit in Won		50,569		45,344
Other		91,175		40,611

		47,205,069		49,335,667

Demand deposits in foreign currencies:
Checking deposits		53,007		43,875
Passbook deposits		761,365		736,034
Temporary deposits		1,514		2,377
Other		6,540		1,861

		822,426		784,147

	(Won)	48,027,495	(Won)	50,119,814

	2007		2006
Time deposits in Won
Time deposits	(Won)	61,746,049	(Won)	57,106,175
Installment savings deposits		859,989		1,097,474
Property formation savings		472		541
Workers’ savings for housing		2		2
Time and savings deposits of non-residents in Won		199,675		171,636
Long-term savings deposits for workers		3,294		4,334
Long-term housing savings deposits		3,505,814		3,057,236
Long-term savings for households		2,245		3,711
Workers’ preferential savings deposits		57,760		530,867
Mutual installment deposits		3,038,826		3,832,633
Mutual installment for housing		2,973,114		3,842,727
Other		3,258,590		3,300,772

		75,645,830		72,948,108
Loss(gain) on valuation of fair value hedged item (current year portion)		(1,427)		3,740
Loss (gain) on valuation of fair value hedged item (prior year portion)		1,607		(2,133)

		75,646,010		72,949,715

Time deposits in foreign currencies:
Time deposits		874,792		691,926
Installment savings deposits		445		620
Others		135		199

		875,372		692,745

	(Won)	76,521,382	(Won)	73,642,460

Negotiable certificates of deposits	(Won)	17,551,643	(Won)	9,534,701

(3)	Deposits with financial institutions as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	Financial institutions	2007		2006
Demand deposits & time deposits	Banks	(Won)	6,804,105	(Won)	715,503
	Others		6,648,175		3,117,123

			13,452,280		3,832,626

Negotiable certificates of deposits	Banks		147,783		3,935
	Others		4,864,409		6,304,672

			5,012,192		6,308,607

		(Won)	18,464,472	(Won)	10,141,233

(4)	Term structure of deposits as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	48,027,495	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	48,027,495
Time deposits		25,394,143		12,171,582		27,631,804		5,304,626		6,019,227		76,521,382
Negotiable certificate of deposits		7,123,647		4,328,178		5,718,012		381,806		—		17,551,643

	(Won)	80,545,285	(Won)	16,499,760	(Won)	33,349,816	(Won)	5,686,432	(Won)	6,019,227	(Won)	142,100,520

Term structure of deposits as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	50,119,814	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	50,119,814
Time deposits		24,256,098		9,248,300		27,136,735		7,228,963		5,772,364		73,642,460
Negotiable certificate of deposits		5,996,076		2,523,968		1,014,503		154		—		9,534,701

	(Won)	80,371,988	(Won)	11,772,268	(Won)	28,151,238	(Won)	7,229,117	(Won)	5,772,364	(Won)	133,296,975

12.	BORROWINGS:

(1)	Borrowings as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Call money	(Won)	794,138	(Won)	167,776
Bills sold		506,378		462,479
Bonds sold under repurchase agreements		5,914,230		7,044,955
Borrowings		8,061,389		6,129,183
Debentures		34,960,688		25,140,672
Less: Discount on debentures		(66,047)		(158,166)

	(Won)	50,170,776	(Won)	38,786,899

(2)	Call money as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Account	Lender	Annual interest rates (%)	2007		2006
Call money in Won	Seoul Guarantee Insurance and others	4.65~4.93	(Won)	179,700	(Won)	117,700
Call money in foreign currencies	Export-Import Bank of Korea and others	0.00~8.87		614,438		50,076

			(Won)	794,138	(Won)	167,776

(3)	Bills sold and bonds sold under repurchase agreements as of December 31, 2007 and 2006 consisted of the following (Unit: In millions):

Account	Lender	Annual interest rates (%)	2007		2006
Bills sold	Teller’s Sales	3.72~5.84	(Won)	506,378	(Won)	462,479
Bonds sold under repurchase agreements	Person, group & corporations	3.65~6.50		5,914,230		7,044,955

			(Won)	6,420,608	(Won)	7,507,434

(4)	Borrowings as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Account	Lender	Annual interest rate (%)	2007		2006
Borrowings in Won:
Borrowings from the BOK	BOK	3.25	(Won)	488,139	(Won)	681,965
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00~6.50		623,177		557,789
Borrowings from banking institutions	Industrial Bank of Korea	3.75 ~ 6.91		91,187		86,956
Borrowings from National Housing Fund	National Housing Fund	3.00~8.00		76,433		77,071
Borrowings from non-banking financial institutions	Korea Development Bank	1.05~4.39		20,269		4,380
Other borrowings	Small Business Corporation and others	1.20~5.40		1,312,597		1,181,828

				2,611,802		2,589,989

Borrowings in foreign currency:
Due to Banks	Wachovia Bank, N.A and others	0.00~5.35		103,594		42,941
Borrowings from banking institutions	DBS Bank Ltd., Singapore and others	0.97~5.93		3,680,389		2,865,432
Off-shore borrowings in foreign currencies	Overseas-Chinese Banking Corp and others	4.86~6.71		747,102		152,308
Other borrowings from banking institutions	IBRD	5.89		4,123		6,845
Other borrowings in foreign currencies	DRESDEFF and others	—		914,379		471,668

				5,449,587		3,539,194

			(Won)	8,061,389	(Won)	6,129,183

(5)	Debentures as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	Annual interest rate (%)	2007		2006
Debentures in Won:
Hybrid debentures	6.00~7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29~9.20		3,335,635		1,587,701
Subordinated fixed rate debentures in Won	4.19~15.02		6,335,762		6,670,799
KCC subordinated fixed rate debentures	7.10~8.00		205,000		205,000
KCC fixed rate debentures	5.54~5.87		200,000		200,000
Fixed rate debentures	3.18~6.85		21,572,939		13,198,004

			32,553,004		22,765,172
Gain on valuation of fair value hedged items (current year portion)			(206,807)		(14,544)
Gain on valuation of fair value hedged items (prior year portion)(*)			(51,419)		(40,790)

			32,294,778		22,709,838
Discounts on debentures			(64,147)		(158,575)

			32,230,631		22,551,263

	Annual interest rate (%)	2007		2006
Debentures in foreign currency:
Floating rates debentures	1.00 ~ 6.42	(Won)	2,665,910	(Won)	1,964,851
Fixed rates debentures	—		—		475,099

			2,665,910		2,439,950
Loss on valuation of fair value hedged items (current year portion)			—		6,493
Gain on valuation of fair value hedged items (prior year portion)			—		(15,609)

			2,665,910		2,430,834
Premiums on debentures			—		1,771
Discounts on debentures			(1,900)		(1,362)

			2,664,010		2,431,243

		(Won)	34,894,641	(Won)	24,982,506

(*)	The Bank recognized (Won)13,031 million of gain on prior redemption of fair value hedged items for the years ended December 31, 2007.

(6)	Hybrid debentures and subordinated debentures as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2007		2006
Subordinated fixed rate debentures in Won	Feb-98 ~ Aug-01 Nov-98 Nov-00 Jun-01 Sep-01 Mar-02 Jul-02 Sep-02 Nov-02 Dec-02 Dec-02 Jan-03 Mar-03 Oct-03 Feb-04 Sep-04 Dec-04 Mar-06	Feb-03~Aug-07 Nov-09 Nov-10~Dec-10 Mar-08~Mar-09 Mar-08 Jan-08 Jan-08 Mar-08~Mar-13 May-08~May-13 Jan-08 Jun-08~Dec-14 Feb-08 Apr-08 Jan-09~Jan-14 Aug-09~Aug-14 Dec-18 Jun-10 Jan-12	— 15.02 9.57~9.65 7.68~7.86 6.69~6.73 7.06~7.10 6.96~7.00 6.27~6.70 6.07~6.55 8.00 6.20~6.65 7.65 7.10 5.18~5.60 5.65~6.16 5.12 4.19~4.20 5.67~5.70	(Won)	6,364 48,900 162,051 377,529 150,000 241,684 302,399 500,000 558,775 110,000 180,370 50,000 45,000 449,051 700,000 57,784 700,000 1,900,855	(Won)	313,401 76,900 162,051 377,529 150,000 241,684 302,399 500,000 558,775 110,000 180,370 50,000 45,000 449,051 700,000 57,784 700,000 1,900,855

					6,540,762		6,875,799

Hybrid debentures	Jun-03 Aug-03 Oct-03	Jun-33 Aug-33 Oct-33	6.00 7.00 6.80		105,145 533,355 265,168		105,145 533,355 265,168

					903,668		903,668

				(Won)	7,444,430	(Won)	7,779,467

(7)	Call money and borrowings with financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	455,598	(Won)	338,540	(Won)	794,138
Borrowings		488,139		5,525,960		82,725		6,096,824

	(Won)	488,139	(Won)	5,981,558	(Won)	421,265	(Won)	6,890,962

Call money and borrowings with financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	60,076	(Won)	107,700	(Won)	167,776
Borrowings		681,965		3,579,240		52,321		4,313,526

	(Won)	681,965	(Won)	3,639,316	(Won)	160,021	(Won)	4,481,302

(8)	Term structure of borrowings as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	794,138	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	794,138
Bills sold		134,057		12,173		360,148		—		—		506,378
Bonds sold under repurchase agreements		3,659,801		939,352		1,315,077		—		—		5,914,230
Borrowings		2,801,103		1,399,033		1,330,278		1,263,851		1,267,124		8,061,389
Debentures		5,202,808		4,481,367		2,137,409		14,640,752		8,498,352		34,960,688

	(Won)	12,591,907	(Won)	6,831,925	(Won)	5,142,912	(Won)	15,904,603	(Won)	9,765,476	(Won)	50,236,823

Term structure of borrowings as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	167,776	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	167,776
Bills sold		311,187		63,269		88,023		—		—		462,479
Bonds sold under repurchase agreements		4,589,657		1,250,944		1,204,144		210		—		7,044,955
Borrowings		1,864,071		1,384,004		708,068		1,227,937		945,103		6,129,183
Debentures		2,246,140		1,169,430		6,309,297		8,729,425		6,686,380		25,140,672

	(Won)	9,178,831	(Won)	3,867,647	(Won)	8,309,532	(Won)	9,957,572	(Won)	7,631,483	(Won)	38,945,065

13.	OTHER LIABILITIES:

Other liabilities as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Accounts payable	(Won)	2,622,557	(Won)	2,373,371
Accrued expenses		4,482,518		3,930,763
Unearned revenues		128,449		101,009
Deferred income tax liabilities		106		141
Withholding taxes		179,527		114,776
Guarantees deposits received		106,253		91,035
Accounts for agency business		281,479		151,696
Domestic exchange settlement credits		494,487		141,042
Foreign currency bills payable		54,797		54,515
Agency		363,757		171,024
Derivatives liabilities (Note 20)		1,825,887		1,147,702
Due to trust accounts		1,139,552		1,124,095
Accrued severance benefits (Note 15)		713,544		546,597
Less: Severance insurance deposits		(478,366)		(340,595)
Transfer to National Pension		(60)		(82)
Allowance for possible losses on acceptances and guarantees (Note 14)		36,541		18,772
Other allowances (Note 16)		753,322		783,814
Insurance reserve		1,047,211		651,001
Sundry liabilities (Note 17)		914,480		640,825

	(Won)	14,666,041	(Won)	11,701,501

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of December 31, 2007 and 2006 were as follows (Unit: In millions):

Types	2007		2006
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,131	(Won)	1,150
Payment guarantee for loans		61,274		53,237
Others		2,140,172		905,545

		2,202,777		959,932

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		133,786		93,017
Acceptances for letters of guarantee for importers		63,431		56,268
Guarantees for performance of contracts		151,701		76,385
Guarantees for bids		3,186		4,082
Guarantees for borrowings		46,928		36,128
Guarantees for repayment of advances		1,889,250		1,101,403
Others		809,088		388,043

		3,097,370		1,755,326

		5,300,147		2,715,258

Unconfirmed acceptances and guarantees:
Letters of credit		2,657,389		1,266,858
Others		1,292,869		1,037,576

		3,950,258		2,304,434

Bills endorsed		63		4,540

	(Won)	9,250,468	(Won)	5,024,232

(2)	Acceptances and guarantees, by customer, as of December 31, 2007 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	3,851,519	(Won)	2,420,568	(Won)	—	(Won)	6,272,087	67.80
Small and medium corporations		1,369,778		1,494,948		63		2,864,789	30.97
Public sector and others		78,850		34,742		—		113,592	1.23

	(Won)	5,300,147	(Won)	3,950,258	(Won)	63	(Won)	9,250,468	100.00

Acceptances and guarantees, by customer, as of December 31, 2006 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,841,739	(Won)	1,586,005	(Won)	1,213	(Won)	3,428,957	68.25
Small and medium corporations		533,771		676,432		3,247		1,213,450	24.15
Public sector and others		339,748		41,997		80		381,825	7.60

	(Won)	2,715,258	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232	100.00

(3)	Acceptances and guarantees, by industry, as of December 31, 2007 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	306	(Won)	155,808	(Won)	—	(Won)	156,114	1.69
Finance		692,748		9,729		—		702,477	7.59
Service		655,662		41,679		—		697,341	7.54
Manufacturing		2,913,605		3,057,802		—		5,971,407	64.55
Others		1,037,826		685,240		63		1,723,129	18.63

	(Won)	5,300,147	(Won)	3,950,258	(Won)	63	(Won)	9,250,468	100.00

Acceptances and guarantees, by industry, as of December 31, 2006 were as follows (Unit: In millions):
By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	68	(Won)	78,563	(Won)	—	(Won)	78,631	1.56
Finance		343,714		—		—		343,714	6.84
Service		393,552		39,330		—		432,882	8.62
Manufacturing		1,593,449		1,723,450		2,623		3,319,522	66.07
Others		384,475		463,091		1,917		849,483	16.91

	(Won)	2,715,258	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232	100.00

(4)	Acceptances and guarantees, by country, as of December 31, 2007 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	4,805,158	(Won)	3,944,524	(Won)	63	(Won)	8,749,745	94.59
Others		494,989		5,734		—		500,723	5.41

	(Won)	5,300,147	(Won)	3,950,258	(Won)	63	(Won)	9,250,468	100.00

Acceptances and guarantees, by country, as of December 31, 2006 were as follows (Unit: In millions):
By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	2,453,216	(Won)	2,304,434	(Won)	4,540	(Won)	4,762,190	94.79
Others		262,042		—		—		262,042	5.21

	(Won)	2,715,258	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of December 31, 2007 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,199,575	(Won)	3,096,520	(Won)	3,941,249	(Won)	63	(Won)	9,237,407
Precautionary		2,589		820		6,536		—		9,945
Substandard		198		2		2,187		—		2,387
Doubtful		415		—		103		—		518
Estimated loss		—		28		183		—		211

	(Won)	2,202,777	(Won)	3,097,370	(Won)	3,950,258	(Won)	63	(Won)	9,250,468
Allowance for possible losses	(Won)	13,525	(Won)	12,881	(Won)	10,134	(Won)	1	(Won)	36,541

Ratio (%)		0.61		0.42		0.26		0.90		0.40

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2006 were as follows (Unit: In millions):
	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	957,105	(Won)	1,746,539	(Won)	2,283,303	(Won)	4,295	(Won)	4,991,242
Precautionary		2,446		3,186		7,490		—		13,122
Substandard		30		5,586		7,244		40		12,900
Doubtful		350		—		434		205		989
Estimated loss		1		15		5,963		—		5,979

	(Won)	959,932	(Won)	1,755,326	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232
Allowance for possible losses	(Won)	3,650	(Won)	7,613	(Won)	7,268	(Won)	241	(Won)	18,772

Ratio (%)		0.38		0.43		0.32		5.31		0.37

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of December 31, 2007, 2006 and 2005 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
December 31, 2007	(Won)	9,250,468	(Won)	36,541	0.40
December 31, 2006		5,024,232		18,772	0.37
December 31, 2005		3,781,397		10,141	0.27

15.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	546,597	(Won)	194,674	(Won)	27,730	(Won)	3	(Won)	713,544
Severance insurance deposits		(340,595)		(143,492)		(5,721)		—		(478,366)
Transfer to National Pension		(82)		—		(22)				(60)

	(Won)	205,920	(Won)	51,182	(Won)	21,987	(Won)	3	(Won)	235,118

The	changes in accrued severance benefits for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	395,531	(Won)	169,288	(Won)	18,209	(Won)	(13)	(Won)	546,597
Severance insurance deposits		(241,038)		(101,439)		(1,882)		—		(340,595)
Transfer to National Pension		(82)		—		—		—		(82)

	(Won)	154,411	(Won)	67,849	(Won)	16,327	(Won)	(13)	(Won)	205,920

(*)	Loss (gain) on foreign currency translation of the accrued severance benefit of the Tokyo branch office and an overseas subsidiary

As of December 31, 2007, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

16.	OTHER ALLOWANCES:

Other allowances as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Mileage rewards	(Won)	100,828	(Won)	89,025
Credit commitments to SPC (Note 19)		2,466		3,602
KAMCO loans sold (Note 19)		—		252
Dormant accounts		42,662		27,689
Unused credit limit		539,082		566,662
Preparation for damages		1,613		1,603
Trust risk		1,809		1,438
Others		64,862		93,543

	(Won)	753,322	(Won)	783,814

The unused credit limit for other allowances amounts to (Won)78,215,638 million and (Won)76,836,775 million as of December 31, 2007 and 2006, respectively.

17.	SUNDRY LIABILITIES:

Sundry liabilities as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Suspense payable	(Won)	50,257	(Won)	191,844
Borrowings for others’ business		42,644		94,769
Prepaid card and debit card liabilities		22,402		20,947
Subscription deposits		52,857		71,665
Income tax payable		655,134		237,391
Others		91,186		24,209

	(Won)	914,480	(Won)	640,825

18.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of December 31, 2007 and 2006, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares ((Won)1,681,896 million) issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (18,377,910 shares, 5.46 percent) and National Pension Service (14,951,343 shares, 4.44 percent) as of December 31, 2007.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2006		Increase (Decrease)		2007
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		44,093		(296)		43,797

	(Won)	6,274,831	(Won)	(296)	(Won)	6,274,535

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1) Retained earnings as of December 31, 2007 and 2006 are summarized as follows (Unit: In millions):

	2007		2006
Legal reserve	(Won)	1,078,393	(Won)	830,309
Voluntary reserve		3,909,225		2,914,325
Retained earnings before appropriations		2,787,667		2,497,278

	(Won)	7,775,285	(Won)	6,241,912

2) Legal reserve

The Korean Banking Law Act 40 requires banks to appropriate at least 10 percent of net income to legal reserve until such reserve equals 100 percent of its paid-in capital. This reserve is not available for cash dividends and can only be transferred to capital or can be used to reduce deficit. The Tokyo branch appropriate 10 percent of net income after income tax to legal reserve in accordance with the Japanese Banking Law.

3) Voluntary reserve

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after deducting loss carried forward to reserve for financial structure improvement until simple capital ratio equals 5.5 percent. This reserve can only be used to reduce deficit or be transferred to capital.

(4)	Accumulated other comprehensive income

1) Accumulated other comprehensive income as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Gain on valuation of available-for-sale securities	(Won)	352,600	(Won)	883,068
Gain on valuation of held-to-maturity securities		42		98
Gain(Loss) on valuation of securities using the equity method		(21,423)		1,975
Gain(Loss) on valuation of derivatives		(60)		—

	(Won)	331,159	(Won)	885,141

2) The changes of accumulated other comprehensive income for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	883,068	(Won)	28,810	(Won)	(559,278)	(Won)	352,600
Gain on valuation of held-to-maturity securities		98		—		(56)		42
Gain(Loss) on valuation of securities using the equity method		1,975		(22,019)		(1,379)		(21,423)
Gain(Loss) on valuation of derivatives		—		(60)		—		(60)

	(Won)	885,141	(Won)	6,731	(Won)	(560,713)	(Won)	331,159

The changes of accumulated other comprehensive income for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	509,813	(Won)	478,994	(Won)	(105,739)	(Won)	883,068
Gain on valuation of held-to-maturity securities		426		—		(328)		98
Gain(Loss) on valuation of securities using the equity method		(11,878)		13,908		(55)		1,975

	(Won)	498,361	(Won)	492,902	(Won)	(106,122)	(Won)	885,141

(5)	Dividends

The calculation of dividends for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006
Issued stocks (shares)	336,379,116	336,379,116
Treasury stock (shares)	—	—

Dividend stocks (shares)	336,379,116	336,379,116
Dividend rate (%)	49.00	73.00

The amount of dividend (Won in million)	824,129	1,227,784

Dividend propensity (%)	29.71	49.67

Dividend yield ratio (%)	3.55	4.87

19.	SHARE-BASED PAYMENT:

The Bank granted stock options to employees and executives including the president several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from issuance of treasury stock to payment of cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is issued. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively.

The details of the stock options as of December 31, 2007 were as follows (Unit: In Won):

	Grant date	Exercise period (years)	Granted shares	Grant conditions
Series 2	01.03.15	8	214,975	Offer service: 1 year
Series 6	01.03.24	6	111,000	Offer service: 3 years
Series 7	01.11.16	8	850,000	Offer service: 3 years
Series 8-1 (*2)	02.03.22	8	132,000	Offer service: 1 year, 3 years
Series 8-2 (*3)	02.03.22	8	490,000	Offer service: 1 year, 3 years
Series 9 (*3)	02.07.26	8	30,000	Offer service: 3 years
Series 10-1 (*2)	03.03.21	8	140,000	Offer service: 3 years
Series 10-2 (*3)	03.03.21	8	180,000	Offer service: 3 years
Series 11 (*3)	03.08.27	8	30,000	Offer service: 3 years
Series 12 (*3)	04.02.09	8	85,000	Offer service: 1 year
Series 13-1 (*2)	04.03.23	8	20,000	Offer service: 1 year
Series 13-2(*3)	04.03.23	8	10,000	Offer service: 1 year
Series 14 (*2,*3)	04.11.01	8	700,000	Offer service: 3 years Targets to achieve (*5)
Series 15-1 (*2)	05.03.18	8	165,000	Offer service: 3 years
Series 15-2 (*3)	05.03.18	8	765,000	Offer service: 3 years
Series 16 (*3)	05.04.27	8	15,000	Offer service: 3 years
Series 17 (*3)	05.07.22	8	30,000	Offer service: 3 years
Series 18 (*3)	05.08.23	8	15,000	Offer service: 3 years
Series 19 (*1)	06.03.24	8	940,000	Offer service: 1 year, 2 years, 3 years
Series 20 (*1)	06.04.28	8	30,000	Offer service: 3 years
Series 21 (*1)	06.10.27	8	20,000	Offer service: 2 years
Series 22 (*1)	07.02.08	8	885,000	Offer service: 1 year, 3 years
Series 23 (*1)	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1 (*4)	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2 (*2,*4)	02.03.29	9	9,990	Offer service: 2 years
Stock Grant	07.11.01	3	66,540	Offer service: 3 years Targets to achieve (*6)

			5,986,651

(*1)	The exercise price is adjusted by the rate of increase in the market value of the major competitors’ stock as of balance sheet dates.
(*2)	The exercise price is adjusted by the rate of increase in the average stock price index of the banking industry as of balance sheet dates.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.

(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.
(*5)	300,000 shares are vested when targeted ROE is accomplished; 200,000 shares vested when targeted BIS ratio is achieved; 200,000 shares vested when targeted return on shareholders’ equity is met.
(*6)	15,860 shares are vested when targeted assets growth rate is accomplished; 15,860 shares vested when targeted ROA is achieved; 31,730 shares vested when targeted Relative TSR is met.

(2)	The changes in granted shares and the weighted average exercise price for the year ended December 31, 2007 are follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)

	Beginning	Granted	Exercised	Expired	Ending
Series 2	88,107	—	18,384	—	69,723	(Won)	28,027	1.21
Series 6	8,633	—	8,633	—	—		25,100	—
Series 7	150,000	—	75,000	—	75,000		51,200	1.88
Series 8-1	28,863	—	600	—	28,263		57,100	2.22
Series 8-2	263,565	—	66,734	—	196,831		57,100	2.22
Series 9	23,899	—	—	—	23,899		58,800	2.57
Series 10-1	43,414	—	3,351	—	40,063		47,360	3.22
Series 10-2	70,993	—	—	—	70,993		35,500	3.22
Series 11	5,091	—	—	—	5,091		40,500	3.66
Series 12	75,539	—	21,289	—	54,250		46,100	4.11
Series 13-1	20,000	—	—	—	20,000		48,650	4.23
Series 13-2	10,000	—	10,000	—	—		47,200	—
Series 14	700,000	—	—	90,000	610,000		50,600	4.84
Series 15-1	135,259	—	—	9,897	125,362		59,969	5.22
Series 15-2	580,069	—	—	61,875	518,194		46,800	5.22
Series 16	15,000	—	—	6,173	8,827		45,700	5.33
Series 17	30,000	—	—	—	30,000		49,200	5.56
Series 18	15,000	—	—	7,788	7,212		53,000	5.65
Series 19	940,000	—	—	10,000	930,000		81,718
Series 20	30,000	—	—	—	30,000		85,500	6.23
Series 21	20,000	—	—	—	20,000		79,700	6.83
Series 22	—	885,000	—	—	885,000		77,100	7.11
Series 23	—	30,000	—	—	30,000		84,500	7.23
Stock Grant	—	66,540	—	—	66,540		—	2.84
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	3.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	3.24

	3,285,568	981,540	203,991	185,733	3,877,384	(Won)	63,663	5.41

The weighted average stock price of the stock option exercised for the year ended December 31, 2007 is (Won)82,353.

The changes in granted shares and the weighted average exercise price for the year ended December 31, 2006 are follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	133,695	—	45,588	—	88,107	(Won)	28,027	2.21
Series 4	60,754	—	60,754	—	—		27,600	—
Series 6	36,726	—	28,093	—	8,633		25,100	0.23
Series 7	650,000	—	500,000	—	150,000		51,200	2.88
Series 8-1	42,047	—	13,184	—	28,863		57,100	3.22
Series 8-2	276,904	—	13,339	—	263,565		57,100	3.22
Series 9	23,899	—	—	—	23,899		58,800	3.57
Series 10-1	63,443	—	20,029	—	43,414		46,962	4.22
Series 10-2	89,560	—	17,910	657	70,993		35,500	4.22
Series 11	5,091	—	—	—	5,091		40,500	4.66
Series 12	75,539	—	—	—	75,539		46,100	5.11
Series 13-1	20,000	—	—	—	20,000		48,650	5.23
Series 13-2	10,000	—	—	—	10,000		47,200	5.23
Series 14	700,000	—	—	—	700,000		51,000	5.84
Series 15-1	165,000	—	—	29,741	135,259		59,288	6.22
Series 15-2	765,000	—	—	184,931	580,069		46,800	6.22
Series 16	15,000	—	—	—	15,000		45,700	6.33
Series 17	30,000	—	—	—	30,000		49,200	6.56
Series 18	15,000	—	—	—	15,000		53,000	6.65
Series 19	—	940,000	—	—	940,000		80,900	7.23
Series 20	—	30,000	—	—	30,000		84,600	7.33
Series 21	—	20,000	—	—	20,000		79,000	7.83
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	4.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	4.24

	3,209,794	990,000	698,897	215,329	3,285,568	(Won)	65,986	5.77

The weighted average stock price of the stock option exercised for the year ended December 31, 2006 is (Won)70,844.

(3)	Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value are as follows (Unit: In Won):

Series	Stock price		Exercise price		Expected stock price volatility (%)	Maturity (years)	Expected dividend		Risk free rate (%)	Fair value
Series 22-1 (Director)	(Won)	68,600	(Won)	77,100	25.54	4.00	(Won)	5,797	4.31	(Won)	11,844
Series 22-2 (Employee)		68,600		77,100	26.07	4.86		6,919	4.32		13,636
Series 23		68,600		84,500	25.12	4.11		5,953	4.31		9,730

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Bank and its competitors in order to adjust the exercise price in proportion to the change of the market value of the competitors.

(4)	As of December 31, 2007 and 2006, the accrued expenses under the share-based payment amount to (Won)38,482 million and (Won)42,754 million, respectively, and the intrinsic value of the vested share option amount to (Won)22,900 million and (Won)21,694 million, respectively. The compensation cost recorded as selling and administration expense amounts to (Won)2,516 million and (Won)13,232 million for the years ended December 31, 2007 and 2006, respectively.

20.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)11,548,886 million and (Won)12,009,693 million as of December 31, 2007 and 2006, respectively.

(2)	As of December 31, 2007, the Bank has reversed allowances of (Won)87 million, for losses in relation to the possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”). As of December 31, 2006, the Bank has provided allowances of (Won)252 million, for losses in relation to the possible future repurchase of loans, which the Bank sold to KAMCO for (Won)666 million.

(3)	As of December 31, 2007 and 2006, the Bank recorded receivables amounting to (Won)1,828,928 million and (Won)1,900,684 million, respectively, and payables amounting to (Won)1,828,435 million and (Won)1,900,506 million, respectively, for unsettled foreign currency spot transactions, respectively.

(4)	As of December 31, 2007 and 2006, the Bank has entered into commitments to provide credit line of (Won)480,882 million and (Won)1,158,800 million, respectively, and to purchase commercial papers amounting to (Won)1,235,400 million and (Won)1,224,200 million, respectively, with several special purpose companies. As of December 31, 2007 and 2006, under these commitments, the Bank extended loans of (Won)5,617 million and (Won)12,497 million, respectively, to the companies and recognized (Won)2,466 million and (Won)3,602 million, respectively, of expected loss as other allowance. The Bank has purchased commercial papers of (Won)136,700 million as of December 31, 2007, and the Bank has no balance of commitment to purchase commercial papers as of December 31, 2006.

Its subsidiaries have also entered into commitments to provide credit lines for general purpose loan with Hana Bank amounting to (Won)40,000 million and commercial papers discount contract with Korea Exchange Bank, Woori Bank, and Tong Yang Investment Bank amounting to (Won)15,000 million, (Won)20,000 million and (Won)30,000 million, respectively, as of December 31, 2007. Its subsidiaries have no balance of general purpose loan and commercial papers discount as of December 31, 2007.

(5)	As of December 31, 2007, the Bank and its subsidiaries have provided eleven promissory notes with face value of (Won)683,320 million for sale of housings to Korea Housing Guarantee Corporation as guarantee for land trust business.

(6)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(7)	The Bank and its subsidiaries have filed 119 lawsuits involving aggregate claims of (Won)252,142 million and face 252 lawsuits involving aggregate damages of (Won)1,047,397 million, which arose in the normal course of the business and are still pending as of December 31, 2007. The Korea Lottery Service Inc.(“KLS”) filed a suit against the Bank in relation to the commitment fee (2 cases with aggregate claims of (Won)465,434 million). However, the government (lottery fund) will be substantially liable for the damages if the court rules in favor of the plaintiff; thus, it is expected that the suit would not affect the Bank’s financial position. The government also filed a civil lawsuit against KLS, the accounting firm, the Bank and their responsible persons with aggregate claims amounting to (Won)320,800 million for the overpayment of lottery service commission fees to KLS. This litigation is pending at the first trial as of December 31, 2007. In 2007, at the first trial of the criminal lawsuit, filed by the Korea Prosecutory Authorities against the Bank’s employee, the court convicted the Bank’s employee of malpractice. However, it is uncertain that the Bank will be ultimately liable for the aforementioned aggregate claims in the civil lawsuit, and a reliable estimate can not be made of the amount of the potential liabilities as of December 31, 2007.

(8)	Hannuri Investment & Securities Co., Ltd. Stock Purchase Agreement

The Bank entered into the stock purchase agreement with J.D.K Investment Co., Inc in order to acquire the shares of Hannuri Investment & Securities Co., Ltd. on November 14, 2007. With the approval of the authorities concerned, the Bank will acquire 9,580,000 shares (shareholding ratio of 95.8 percent) of Hannuri Investment & Securities Co., Ltd. at (Won)266,324 million ((Won)27,800 per share) in March 2008.

(9)	The face value of the consumer investment securities amounts to (Won)316,429 million and (Won)217,754 million as of December 31, 2007 and December 31, 2006, respectively.

(10)	The Bank and its subsidiaries received performance bonds of (Won)3,879 million from Seoul Guarantee Insurance Company in relation to service contracts with third parties, which provide performance guarantee and subsequent service warranty for one year.

(11)	The Bank has been assessed on income tax and others of (Won)438,975 million as a consequence of the regular tax audit performed by the Seoul Regional Tax Office from February 7, 2007 to April 19, 2007. The Bank has filed an appeal against the above assessment through proper legal procedures.

(12)	The notional amounts outstanding for derivative contracts as of December 31, 2007 and 2006 were as follows (Unit: In millions):

Type	2007						2006
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	—	(Won)	—	(Won)	—	(Won)	92,960	(Won)	—	(Won)	92,960
Interest rate futures		3,505,978		—		3,505,978		1,470,054		—		1,470,054
Interest rate swaps		54,351,434		4,805,938		59,157,372		42,555,952		3,718,967		46,274,919
Interest rate options purchased		160,000		—		160,000		110,000		—		110,000
Interest rate options sold		100,000		—		100,000		300,000		—		300,000

		58,117,412		4,805,938		62,923,350		44,528,966		3,718,967		48,247,933

Currency:
Currency forwards		87,443,884		—		87,443,884		80,948,658		—		80,948,658
Currency futures		4,230,709		—		4,230,709		3,237,813		—		3,237,813
Currency swaps		13,132,398		—		13,132,398		7,888,681		—		7,888,681
Currency options purchased		3,694,060		—		3,694,060		518,421		—		518,421
Currency options sold		2,410,698		—		2,410,698		348,143		—		348,143

		110,911,749		—		110,911,749		92,941,716		—		92,941,716

Type	2007						2006
	Trading		Hedge		Total		Trading		Hedge		Total
Stock:
Stock index futures	(Won)	49,237	(Won)	—	(Won)	49,237	(Won)	187,454	(Won)	—	(Won)	187,454
Stock options purchased		503,022		—		503,022		723,790		—		723,790
Stock options sold		744,651		—		744,651		987,929		—		987,929
Stock swaps		100,000		—		100,000		8,008		—		8,008

		1,396,910		—		1,396,910		1,907,181		—		1,907,181

Others:
Gold index options purchased		22,961		—		22,961		—		—		—
Gold index options sold		22,961		—		22,961		—		—		—
Merchandise forwards		109,626		—		109,626		—		—		—
Merchandise swaps		468				468
Other derivatives		200,000		—		200,000		—		—		—

		356,016		—		356,016		—		—		—

	(Won)	170,782,087	(Won)	4,805,938	(Won)	175,588,025	(Won)	139,377,863	(Won)	3,718,967	(Won)	143,096,830

For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased. Also, the notional amounts outstanding for cash flow hedge accounting are not included.

The details of derivatives as of December 31, 2007 and the valuation of derivatives for the year ended December 31, 2007 were as follows (Unit: In millions):

Type	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate swaps	(Won)	306,786	(Won)	4,061	(Won)	310,847	(Won)	377,240	(Won)	212,740	(Won)	589,980	(Won)	388,364	(Won)	638,541
Interest rate options purchased		330		—		330		566		—		566		2,608		—
Interest rate options sold		79		—		79		693		—		693		—		983

		307,195		4,061		311,256		378,499		212,740		591,239		390,972		639,524

Currency:
Currency forwards		773,310		—		773,310		758,470		—		758,470		786,481		808,537
Currency swaps		68,094		—		68,094		108,919		—		108,919		289,617		181,702
Currency options purchased		61,037		—		61,037		2,223		—		2,223		51,344		14,103
Currency options sold		2,474		—		2,474		21,065		—		21,065		1,915		42,570

		904,915		—		904,915		890,677		—		890,677		1,129,357		1,046,912

Stock:
Stock options purchased		25,266		—		25,266		36,078		—		36,078		125,116		—
Stock options sold		14,405		—		14,405		27,179		—		27,179		—		133,659
Stock swaps		527		—		527		453		—		453		501		501

		40,198		—		40,198		63,710		—		63,710		125,617		134,160

Type	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Others:
Gold index options purchased	(Won)	184	(Won)	—	(Won)	184	(Won)	128	(Won)	—	(Won)	128	(Won)	1,028	(Won)	—
Gold index options sold		215		—		215		118		—		118		—		1,028
Merchandise forwards		2,059		—		2,059		1,966		—		1,966		2,059		1,966
Merchandise swaps		193		—		193		191		—		191		193		191
Other derivatives		2,105		—		2,105		1,974		—		1,974		2,106		1,974

		4,756		—		4,756		4,377		—		4,377		5,386		5,159

	(Won)	1,257,064	(Won)	4,061	(Won)	1,261,125	(Won)	1,337,263	(Won)	212,740	(Won)	1,550,003	(Won)	1,651,332	(Won)	1,825,755

The valuation of cash flow hedge accounting is not included.

The details of derivatives as of December 31, 2006 and the valuation of derivatives for the year ended December 31, 2006 were as follows (Unit: In millions):

Type	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	9	(Won)	—	(Won)	9	(Won)	424	(Won)	—	(Won)	424	(Won)	9	(Won)	—
Interest rate swaps		117,897		31,517		149,414		178,167		35,828		213,995		174,542		217,520
Interest rate options purchased		856		—		856		604		—		604		2,261		—
Interest rate options sold		1,086		—		1,086		30		—		30		—		675

		119,848		31,517		151,365		179,225		35,828		215,053		176,812		218,195

Currency:
Currency forwards		529,586		—		529,586		651,898		—		651,898		537,474		667,386
Currency swaps		233,340		—		233,340		128,390		—		128,390		427,425		210,502
Currency options purchased		1,756		—		1,756		1,717		—		1,717		1,912		3,882
Currency options sold		1,189		—		1,189		1,005		—		1,005		357		1,806

		765,871		—		765,871		783,010		—		783,010		967,168		883,576

Stock:
Stock options purchased		10,004		—		10,004		3,983		—		3,983		116,784		—
Stock options sold		7,915		—		7,915		13,657		—		13,657		—		45,919
Stock swaps		91		—		91		79		—		79		12		12

		18,010		—		18,010		17,719		—		17,719		116,796		45,931

	(Won)	903,729	(Won)	31,517	(Won)	935,246	(Won)	979,954	(Won)	35,828	(Won)	1,015,782	(Won)	1,260,776	(Won)	1,147,7020

The Bank and its subsidiaries use various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to subordinated bonds, structured bonds and structured deposits. The Bank recognized (Won)212,295 million and (Won)35,828 million of gains and (Won)4,061 million and (Won)31,517 million of losses on valuation of fair value hedged items for the years ended December 31, 2007 and 2006, respectively. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate. The difference of the valuation between the interest rate swap designated as the fair value hedging instrument and the structured bond, the hedged item, is (Won)445 million for the year ended December 31, 2007.

Also, the subsidiary applied the cash flow hedge accounting in order to hedge the foreign exchange risk of the Synthetic CDO (Collateralized Debt Obligations). The effective portion of the valuation gain or loss on the currency swap amounting to (Won)118 million was recorded as other comprehensive income (loss) after deducting the minority interest, and the ineffective portion amounting to (Won)14 million was recorded in current operations. (Unit: in millions):

	Notional amounts outstanding	Gain(loss) on valuation (P/L)	Other comprehensive income	Gain(loss) on valuation (B/S)
Currency swap	9,382	(14)	(118)	(132)

(13)	The Bank and its subsidiaries purchased synthetic Collateralized Default Obligation (CDO) with embedded Credit Default Swap (CDS) for the purpose of earning income such as commission income as of December 31, 2007. The details of synthetic CDO as of December 31, 2007 are as follows (Unit: In USD thousands):

Counterparty	Date of contract	Date of maturity	Amount	Reference Entity
BNP Paribas	2006.08.24	2013.12.20	10,000	143 Global Bonds
UBS	2007.07.23	2017.06.20	10,000	109 Global Bonds
UBS	2007.10.29	2012.12.20	10,000	109 Global Bonds

The Bank and its subsidiaries could receive less than par and incur loss in relation to the purchase of the synthetic CDO in case of credit events such as the default of the reference entity.

The details of the credit default swap as of December 31, 2007 were as follows (Unit: in millions):

Counterparty	Date of contract	Date of maturity	Amount	Reference Entity
Korea Development Bank	2007.11.23	2009.09.20	3,000	Korea large corporations

Loss can be incurred in relation to the sale of the credit default swap in case of the credit events such as the default of the reference entity.

21.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006 were as follows:

	2007				2006
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	201,943	(Won)	189,463	US$	162,872	(Won)	151,406
Due from banks in foreign currencies		208,783		195,880		579,552		538,752
Securities-foreign currencies		1,359,142		1,275,147		810,253		753,211
Loans in foreign currencies(*)		7,776,744		7,296,141		7,609,008		7,073,333
Bills bought in foreign currencies		1,735,305		1,628,063		1,370,029		1,273,579
Call loans in foreign currencies		362,962		340,531		132,950		123,590

	US$	11,644,879	(Won)	10,925,225	US$	10,664,664	(Won)	9,913,871

Liabilities:
Deposits in foreign currencies	US$	1,809,632	(Won)	1,697,798	US$	1,588,740	(Won)	1,476,892
Borrowings in foreign currencies		5,808,555		5,449,587		3,807,222		3,539,194
Call money in foreign currencies		654,912		614,438		53,869		50,076
Debentures in foreign currencies		2,841,516		2,665,910		2,614,924		2,430,834
Foreign currency bills payable		58,407		54,797		58,643		54,515

	US$	11,173,022	(Won)	10,482,530	US$	8,123,398	(Won)	7,551,511

(*)	Domestic import usance bill included.

Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Salaries	(Won)	1,671,645	(Won)	1,476,967
Provision for severance benefits (Note 15)		194,674		169,288
Severance benefits for voluntary resignation		9,517		13,385
Other employee benefits		524,919		478,901
Rent		128,401		94,407
Depreciation & amortization (Note 9, 10)		425,574		326,423
Tax and dues		147,589		132,966
Advertising		117,885		119,595
Development expenses		126,755		111,672
Other		443,403		394,255

	(Won)	3,790,362	(Won)	3,317,859

(2)	Other general and administrative expenses for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Communication	(Won)	54,556	(Won)	48,571
Electricity and utilities		18,426		17,535
Publication		24,424		22,169
Repairs maintenance		18,972		17,713
Vehicle		29,755		28,493
Travel		6,390		5,004
Training		35,278		26,525
Commission expenses		127,221		122,569
Other		128,381		105,676

	(Won)	443,403	(Won)	394,255

23.	NON-OPERATING REVENUE AND EXPENSES:

Non-operating income and expenses for the years ended December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Non-operating income:
Gain on disposal of tangible assets	(Won)	10,517	(Won)	10,931
Reversal of impairment loss on tangible assets		109		841
Rental income		3,051		3,105
Gain on valuation of securities accounted for using the equity method (Note 5)		26,518		39,995
Gain on disposal of securities accounted for using the equity method		161,292		2,120
Others		170,899		240,448

	(Won)	372,386	(Won)	297,440

Non-operating expenses:
Loss on disposal of tangible assets	(Won)	1,684	(Won)	2,737
Impairment loss on tangible assets (Note 9)		3,094		5,580
Loss on valuation of securities accounted for using the equity method (Note 5)		725		4,236
Loss on disposal of securities accounted for using the equity method		783		—
Others		102,008		110,359

	(Won)	108,294	(Won)	122,912

24.	INCOME TAX EXPENSE:

(1)	Income tax expense for the years ended December 31, 2007 and 2006 was summarized as follows (Unit: In millions):

	2007		2006
Bank:
Income tax currently payable	(Won)	1,660,237	(Won)	829,396
Changes in deferred income tax assets		(113,341)		268,735
Retained earnings and other capital surplus adjustments		204,253		(167,399)
Income tax expense of overseas branch		4,878		4,752

		1,756,027		935,484

Subsidiaries:
Income tax currently payable		21,711		13,410
Changes in deferred income tax assets		(3,246)		7,761
Retained earnings and other capital surplus adjustments		8,056		901

		26,521		22,072

	(Won)	1,782,548	(Won)	957,556

(2)	Deferred income tax assets and liabilities in the consolidated financial statements as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007				2006
	Assets		Liabilities		Assets		Liabilities
Bank	(Won)	148,207	(Won)	—	(Won)	24,946	(Won)	—
KB Investment Co., Ltd.		2,224		—		1,789		—
KB Futures Co., Ltd.		57		—		—		19
KB Data System Co., Ltd.		—		24		—		63
KB Real Estate Trust Co., Ltd.		1,658		—		5,377		—
KB Asset Management Co., Ltd.		—		82		—		50
KB Credit Information Co., Ltd.		338		—		403		—
KB Life Insurance Co., Ltd.		7,683		—		—		9
Kookmin Bank Int’l Ltd. (London)		67		—		45		—
Kookmin Bank Hong Kong Ltd.		1,299		—		2,282		—

	(Won)	161,533	(Won)	106	(Won)	34,842	(Won)	141

(3)	The statutory income tax rate applicable to the Bank and its subsidiaries, including resident tax surcharges, is 27.5 percent for the years ended December 31, 2007 and 2006, respectively. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2007 and 2006 are 39.32 percent and 27.96 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Basic net income per share

Basic net income per share were calculated for common stock by dividing net income available to common shareholders by the weighted average number of outstanding common stock.

Net income per share for common stock for the years ended December 31, 2007 and 2006 was computed as follows:

1)	Outstanding capital stock for the year ended December 31, 2007 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	—	—
Sale of treasury stock	—	—

	336,379,116	122,778,377,340

Weighted average number of common shares outstanding: 122,778,377,340 ÷ 365 days = 336,379,116 shares Outstanding capital stock for the year ended December 31, 2006 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(217,935)	(79,546,275)
Sale of treasury stock	217,935	77,348,731

	336,379,116	122,776,179,796

Weighted average number of common shares outstanding:

122,776,179,796 ÷ 365 days = 336,373,095 shares

2)	The basic net income per share for the years December 31, 2007 and 2006 was as follows (Unit: In Won)

	2007		2006
Net income (ordinary income)	(Won)	2,757,316,252,062	(Won)	2,458,259,483,392
Weighted average number of common shares outstanding		336,379,116		336,373,095

Net income per share	(Won)	8,197	(Won)	7,308

The ordinary income for the year ended December 31, 2007 and 2006 equals to net income because there is no extraordinary item.

(2)	Diluted net income per share

Diluted net income for the years ended December 31, 2007 and 2006 represent diluted net income divided by the number of common shares and diluted securities.

Diluted net income per share for the years ended December 31, 2007 and 2006 was computed as follows (Unit: In Won):

	2007		2006
Diluted net income	(Won)	2,757,316,252,062	(Won)	2,458,259,483,392
Weighted average number of common shares outstanding and diluted securities (*1)		337,132,891		336,375,518

Diluted net income per share	(Won)	8,179	(Won)	7,308

(*1)	For the years ended December 31, 2007 and 2006, the 753,775 shares and 2,423 shares of treasury stock combined with stock options rendered, respectively, are included in diluted shares.

26.	COMPREHENSIVE INCOME:

Comprehensive income for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Net income	(Won)	2,762,198	(Won)	2,467,006
Other comprehensive income:
Gain (loss) on valuation of available-for-sale securities		(540,816)		374,689
Loss on valuation of held-to-maturity securities		(56)		(328)
Gain (loss) on valuation of securities using the equity method		(23,398)		13,853
Loss on valuation of derivatives		(118)		—

Comprehensive income	(Won)	2,197,810	(Won)	2,855,220

Controlling company’s comprehensive income		2,203,334		2,845,040
Minority’s comprehensive income		(5,524)		10,180

27.	SEGMENT INFORMATION:

(1)	Balance sheets per business segment as of December 31, 2007 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Cash and due from banks	(Won)	6,932,920	(Won)	10,447	(Won)	(215,956)	(Won)	6,727,411
Securities		34,762,280		—		(522,557)		34,239,723
Loans		172,476,250		2,245		(748,364)		171,730,131
Tangible assets		2,302,613		378		(1,527)		2,301,464
Other assets		8,476,330		36,046		(466,661)		8,045,715

	(Won)	224,950,393	(Won)	49,116	(Won)	(1,955,065)	(Won)	223,044,444

Deposits	(Won)	142,587,851	(Won)	—	(Won)	(487,331)	(Won)	142,100,520
Borrowings		50,651,556		—		(480,780)		50,170,776
Other liabilities		15,034,186		28,056		(396,201)		14,666,041

		208,273,593		28,056		(1,364,312)		206,937,337

Common stock	(Won)	1,997,501	(Won)	8,000	(Won)	(323,605)	(Won)	1,681,896
Capital surplus		6,278,606		—		(4,071)		6,274,535
Capital adjustments		(581)		—		581		—
Accumulated other comprehensive income		330,151		—		1,008		331,159
Retained earnings		8,071,123		13,060		(308,898)		7,775,285
Minority interests		—		—		44,232		44,232

		16,676,800		21,060		(590,753)		16,107,107

	(Won)	224,950,393	(Won)	49,116	(Won)	(1,955,065)	(Won)	223,044,444

Balance sheets per business segment as of December 31, 2006 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Cash and due from banks	(Won)	6,850,926	(Won)	6,595	(Won)	(168,544)	(Won)	6,688,977
Securities		33,065,746		—		(477,611)		32,588,135
Loans		150,807,347		4,292		(793,778)		150,017,861
Tangible assets		2,141,929		356		(2,799)		2,139,486
Other assets		7,768,199		22,228		(311,450)		7,478,977

	(Won)	200,634,147	(Won)	33,471	(Won)	(1,754,182)	(Won)	198,913,436

Deposits	(Won)	133,649,208	(Won)	—	(Won)	(352,233)	(Won)	133,296,975
Borrowings		39,415,278		—		(628,379)		38,786,899
Other liabilities		11,931,872		15,868		(246,239)		11,701,501

		184,996,358		15,868		(1,226,851)		183,785,375

Common stock		1,977,329		8,000		(303,433)		1,681,896
Capital surplus		6,278,606		—		(3,775)		6,274,831
Accumulated other comprehensive income		896,337		9,603		(11,196)		885,141
Retained earnings		6,485,517		—		(253,208)		6,241,912
Minority interests		—		—		44,281		44,281

		15,637,789		17,603		(527,331)		15,128,061

	(Won)	200,634,147	(Won)	33,471	(Won)	(1,754,182)	(Won)	198,913,436

(2)	Statements of income per business segment for the year ended December 31, 2007 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Operating revenue	(Won)	22,322,044	(Won)	79,840	(Won)	(247,549)	(Won)	22,154,335
Operating expenses		17,989,064		73,862		(189,245)		17,873,681

Operating income		4,332,980		5,978		(58,304)		4,280,654
Non-operating income		454,083		8		(81,705)		372,386
Non-operating expenses		149,589		1		(41,296)		108,294

Income before income tax		4,637,474		5,985		(98,713)		4,544,746
Income tax expense		1,781,323		1,728		(503)		1,782,548

Net income		2,856,151		4,257		(98,210)		2,762,198

Controlling company interests		2,856,151		4,257		(103,092)		2,757,316
Minority interests		—		—		4,882		4,882
Statements of income per business segment for the year ended December 31, 2006 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Operating revenue	(Won)	20,465,897	(Won)	68,200	(Won)	(214,319)	(Won)	20,319,778
Operating expenses		17,159,809		65,129		(155,194)		17,069,744

Operating income		3,306,088		3,071		(59,125)		3,250,034
Non-operating income		390,567		14		(93,141)		297,440
Non-operating expenses		169,099		5		(46,192)		122,912

Income before income Tax		3,527,556		3,080		(106,074)		3,424,562
Income tax expense		973,556		803		(16,803)		957,556

Net income	(Won)	2,554,000	(Won)	2,277	(Won)	(89,271)	(Won)	2,467,006

Controlling company interests		2,554,000		2,277		(98,017)		2,458,260
Minority interests		—		—		8,746		8,746

(3)	Financial information per industry segment as of and for year ended December 31, 2007 was as follows (Unit: In millions):

	Banking		Trust account		Others		Consolidation adjustment		Total
Operating revenue	(Won)	21,341,664	(Won)	186,946	(Won)	873,274	(Won)	(247,549)	(Won)	22,154,335
Less: inter-company transaction		(115,164)		(6,260)		(126,125)		247,549		—

Net operating revenue		21,226,500		180,686		747,149		—		22,154,335

Operating income (loss)	(Won)	4,244,053	(Won)	(217)	(Won)	95,122	(Won)	(58,304)	(Won)	4,280,654

Cash and due from banks	(Won)	6,644,660	(Won)	—	(Won)	298,707	(Won)	(215,956)	(Won)	6,727,411
Securities		30,981,503		2,761,580		1,019,197		(522,557)		34,239,723
Loans		172,048,191		381,722		48,582		(748,364)		171,730,131
Tangible assets		2,299,017		—		3,974		(1,527)		2,301,464
Other assets		7,705,586		316,439		490,351		(466,661)		8,045,715

	(Won)	219,678,957	(Won)	3,459,741	(Won)	1,860,811	(Won)	(1,955,065)	(Won)	223,044,444

Financial information per industry segment as of and for year ended December 31, 2006 was as follows (Unit: In millions):

	Banking		Trust account		Others		Consolidation adjustment		Total
Operating revenue	(Won)	19,677,779	(Won)	172,174	(Won)	684,144	(Won)	(214,319)	(Won)	20,319,778
Less: inter-company transaction		(119,732)		(12,664)		(81,923)		214,319		—

Net operating revenue		19,558,047		159,510		602,221		—		20,319,778

Operating income (loss)		3,217,593		(638)		92,203		(59,124)		3,250,034

Cash and due from banks	(Won)	6,679,566	(Won)	—	(Won)	177,955	(Won)	(168,544)	(Won)	6,688,977
Securities		29,434,060		2,933,686		698,000		(477,611)		32,588,135
Loans		150,406,828		365,879		38,932		(793,778)		150,017,861
Tangible assets		2,138,009		—		4,276		(2,799)		2,139,486
Other assets		7,258,411		186,426		345,590		(311,450)		7,478,977

	(Won)	195,916,874	(Won)	3,485,991	(Won)	1,264,753	(Won)	(1,754,182)	(Won)	198,913,436

(4)	Financial information per geographical segments as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Domestic		Overseas		Consolidation adjustment		Total
Operating revenue	(Won)	22,342,047	(Won)	59,837	(Won)	(247,549)	(Won)	22,154,335
Less: inter-company transaction		(238,332)		(9,217)		247,549		—

Net operating revenue		22,103,715		50,620		—		22,154,335

Operating income	(Won)	4,328,291	(Won)	10,667	(Won)	(58,304)	(Won)	4,280,654

Cash and due from banks	(Won)	6,843,461	(Won)	99,906	(Won)	(215,956)	(Won)	6,727,411
Securities		34,558,137		204,143		(522,557)		34,239,723
Loans		171,980,297		498,198		(748,364)		171,730,131
Tangible assets		2,302,718		273		(1,527)		2,301,464
Other assets		8,501,977		10,399		(466,661)		8,045,715

	(Won)	224,186,590	(Won)	812,919	(Won)	(1,955,065)	(Won)	223,044,444

Financial information per geographical segments as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Consolidation adjustment		Total
Operating revenue	(Won)	20,485,737	(Won)	48,360	(Won)	(214,319)	(Won)	20,319,778
Less: inter-company transaction		(206,728)		(7,591)		214,319		—

Net operating revenue		20,279,009		40,769		—		20,319,778

Operating income		3,296,548		12,610		(59,124)		3,250,034

Cash and due from banks	(Won)	6,746,262	(Won)	111,259	(Won)	(168,544)	(Won)	6,688,977
Securities		33,014,166		51,580		(477,611)		32,588,135
Loans		150,271,993		539,646		(793,778)		150,017,861
Tangible assets		2,142,007		278		(2,799)		2,139,486
Other assets		7,781,355		9,072		(311,450)		7,478,977

	(Won)	199,955,783	(Won)	711,835	(Won)	(1,754,182)	(Won)	198,913,436

28.	RELATED PARTY TRANSACTIONS:

(1)	Significant balances between the bank and its subsidiaries as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	71,996		—	(Won)	288,305
KB Investment Co., Ltd.		1,410		12		163
KB Futures Co., Ltd.		153		—		9,388
KB Data System Co., Ltd.		61		—		28,892
KB Asset Management Co., Ltd.		108		—		87,839
KB Real Estate Trust Co., Ltd.		3,774		31		10,638
KB Credit Information Co., Ltd.		95		—		32,349
KB Life Insurance Co., Ltd.		3,461		—		8,369
Kookmin Bank International Ltd. (London)		341,461		—		85,754
Kookmin Bank Hong Kong Ltd.		166,149		—		3,634

	(Won)	588,668		43	(Won)	555,331

	2006
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	68,949	(Won)	—	(Won)	157,695
KB Investment Co., Ltd.		—		—		12,608
KB Futures Co., Ltd.		926		—		8,095
KB Data System Co., Ltd.		42		—		22,918
KB Asset Management Co., Ltd.		99		—		58,289
KB Real Estate Trust Co., Ltd.		862		6		549
KB Credit Information Co., Ltd.		120		—		29,462
KB Life Insurance Co., Ltd.		3,167		—		6,113
NPC 02-4 Kookmin Venture Fund		—		—		13,189
Kookmin Bank International Ltd. (London)		231,563		—		49,536
Kookmin Bank Hong Kong Ltd.		178,590		—		12,285

	(Won)	484,318	(Won)	6	(Won)	370,739

(2)	Significant transactions between the bank and its subsidiaries for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	36,813	(Won)	—	(Won)	6,260
KB Investment Co., Ltd.		18		12		412
KB Futures Co., Ltd.		57		—		2,207
KB Data System Co., Ltd.		139		—		34,677
KB Asset Management Co., Ltd.		832		—		3,497
KB Real Estate Trust Co., Ltd.		278		25		1,999
KB Credit Information Co., Ltd.		169		—		59,418
KB Life Insurance Co., Ltd.		43,773		—		5
Kookmin Bank International Ltd. (London)		12,439		—		3,852
Kookmin Bank Hong Kong Ltd.		11,631		—		1,322

	(Won)	106,149	(Won)	37	(Won)	113,649

	2006
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	42,528	(Won)	—	(Won)	4,255
KB Investment Co., Ltd.		1		—		341
KB Futures Co., Ltd.		92		—		1,756
KB Data System Co., Ltd.		39		—		27,356
KB Asset Management Co., Ltd.		783		—		1,961
KB Real Estate Trust Co., Ltd.		1,424		(87)		—
KB Credit Information Co., Ltd.		234		—		69,368
KB Life Insurance Co., Ltd.		36,679		—		2
NPC 02-4 Kookmin Venture Fund		6		—		504
Kookmin Bank International Ltd. (London)		11,072		—		4,394
Kookmin Bank Hong Kong Ltd.		9,702		(46)		2,136

	(Won)	102,560	(Won)	(133)	(Won)	112,073

In addition, the Bank purchased fixed assets from KB Data System Co., Ltd. amounting to (Won) 24,896 million and (Won) 27,387 million for the years ended December 31, 2007 and 2006, respectively.

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions)

	2007		2006
Cash and checks	(Won)	2,287,611	(Won)	2,725,644
Foreign currencies		189,463		151,406
Due from banks		4,250,337		3,811,927

		6,727,411		6,688,977
Restricted due from banks		(4,105,120)		(3,319,705)

	(Won)	2,622,291	(Won)	3,369,272

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions)

	2007		2006
Changes in accumulated other comprehensive income from valuation of available-for-sale securities	(Won)	(564,270)	(Won)	386,750
Increase in available-for-sale securities from debt-equity swap		12,691		—
Decrease in allowance for bad debt by disposal and repurchase of nonperforming loan		69,690		(109,660)
Write-offs of loans and decrease of loans from principal exemption		862,050		1,700,441